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As confidentially submitted to the Securities and Exchange Commission on July 30, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCHRÖDINGER, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	95-4284541
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 West 45th Street, 17th Floor

New York, New York 10036

(212) 295-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ramy Farid, Ph.D.

President and Chief Executive Officer

Schrödinger, Inc.

120 West 45th Street, 17th Floor

New York, New York 10036

(212) 295-5800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cynthia T. Mazareas, Esq. Steven D. Singer, Esq. Scott N. Lunin, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Yvonne Tran, Esq. Executive Vice President and Chief Legal Officer Schrödinger, Inc. 120 West 45th Street, 17th Floor New York, New York 10036 (212) 295-5800	Richard C. Segal, Esq. Divakar Gupta, Esq. Alison A. Haggerty, Esq. Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.01 per share		$	$	$

(1)	Includes additional shares of common stock the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s common stock as reported by the Nasdaq Global Select Market on                , 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2020

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering             shares of our common stock, and the selling stockholder identified in this prospectus is offering             shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SDGR.” On                , 2020, the last reported sale price of our common stock as reported on the Nasdaq Global Select Market was $            per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to comply with reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of common stock.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                 , 2020.

MORGAN STANLEY	BofA SECURITIES	JEFFERIES	BMO CAPITAL MARKETS

Prospectus dated                 , 2020

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We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Documents by Reference” before deciding to invest in shares of our common stock.

Neither we nor the underwriters nor the selling stockholder have authorized anyone to provide you with any information or to make any representation other than as contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We, the underwriters and the selling stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: we have not, the selling stockholder has not and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

We own or have rights to trademarks, service marks, and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, and trade names referred to in this prospectus are listed without the ® and ™ symbols.

i

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents we incorporate by reference herein and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, especially the matters discussed in the section titled “Risk Factors” in this prospectus and under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, along with our consolidated financial statements and notes thereto, which are incorporated by reference herein. Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Schrödinger, Inc. and its consolidated subsidiaries.

Overview

We are transforming the way therapeutics and materials are discovered.

Our differentiated, physics-based software platform enables discovery of high-quality, novel molecules for drug development and materials applications more rapidly, at lower cost, and with, we believe, a higher likelihood of success compared to traditional methods. Our software is used by biopharmaceutical and industrial companies, academic institutions, and government laboratories around the world, and we are the leading provider of computational software solutions for drug discovery. We also apply our computational platform to a broad pipeline of drug discovery programs in collaboration with biopharmaceutical companies, some of which we co-founded. In addition, we are using our platform to advance a pipeline of internal, wholly-owned drug discovery programs.

Traditional drug discovery and development efforts have become increasingly complex, lengthy, capital-intensive, and are prone to high failure rates. Traditional drug discovery relies upon many rounds of costly and time-consuming manual molecule design, chemical synthesis, and experimental testing. One of the primary reasons for long timelines, high costs, and high failure rates in drug discovery is that predicting properties of molecules in advance of chemical synthesis is extremely complex and not amenable to traditional approaches.

Over the past 30 years and with the concerted efforts of hundreds of our scientists and software engineers, we have developed a physics-based computational platform that is capable of predicting critical properties of molecules with a high degree of accuracy. This key capability enables drug discovery teams to design and selectively synthesize molecules with more optimal properties, reducing the average time and costs required to identify a development candidate and increasing the probability that a drug discovery program will enter clinical development. Furthermore, we believe that development candidates with more optimized property profiles will have a higher probability of success in clinical development. Additionally, since the physics underlying the properties of drug molecules and materials is the same, we have been able to extend our computational platform to materials science applications in fields such as aerospace, energy, semiconductors, and electronic displays.

We offer our customers a variety of software solutions that accelerate all stages of molecule discovery, design, and optimization. In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our total 2019 revenue. The widespread adoption of our software, supported by our global team of sales, technical, and scientific personnel, has driven steady growth in our software revenue. Biopharmaceutical companies are increasingly adopting our software at a larger scale, and we anticipate this scaling-up will drive future revenue growth. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an annual contract value, or ACV, in excess of $100,000. We had 103, 122, and 131 such customers, which represented 75%, 77%, and 78% of our total ACV, for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, our

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customer retention rate for our customers with an ACV over $100,000 for the year ended December 31, 2019 and for each of the previous six fiscal years was 96% or higher. We believe the growth in the number of our customers demonstrates that companies are increasingly recognizing the power and efficiency of our platform while the retention in this group is indicative of the continued value of our platform. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference herein, for additional information regarding ACV and customer retention rate.

We also leverage our platform and capabilities across a portfolio of collaborative and wholly-owned drug discovery programs spanning a wide range of disease targets and indications. Our drug discovery group is comprised of a multidisciplinary team of over 70 experts in protein science, biochemistry, biophysics, medicinal and computational chemistry, and discovery scientists with expertise in preclinical and early clinical development. During the year ended December 31, 2019, we collaborated on more than 25 drug discovery programs with more than ten different biopharmaceutical companies, including a number of companies we co-founded. These collaborations generate drug discovery revenue, including research funding payments, and discovery and development milestones, and have the potential to produce additional milestone payments, option fees, and future royalties. Furthermore, since mid-2018, we have launched five internal, wholly-owned programs. We are leveraging our computational platform with the goal of rapidly advancing the discovery of best-in-class and first-in-class therapies. Our current programs are focused on discovering and developing inhibitors for targets in DNA damage response pathways and genetically defined cancers. In the future we expect to expand into other therapeutic areas. We plan to begin to initiate investigational new drug, or IND, -enabling studies for our programs by the first half of 2021. While our revenue-generating collaborations are an important component of our business, our strategy is to pursue an increasing number of wholly-owned programs and strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

We generated revenue of $66.6 million and $85.5 million in 2018 and 2019, respectively, representing year-over-year growth of 28%. We generated revenue of $                 and $                for the six months ended June 30, 2019 and 2020, respectively, representing period-over-period growth of     %. Our net loss was $28.4 million, $25.7 million, $                million, and $                million for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively.

Industry Overview

Traditional drug discovery and development efforts have become increasingly complex, lengthy, capital-intensive, and are prone to high failure rates. Traditional drug discovery involves experimental screening of existing libraries of molecules to find molecules with detectable activity, or “hit molecules,” followed by many rounds of chemical synthesis to attempt to optimize those hit molecules to a development candidate that can be advanced into clinical development. Efforts to optimize initial hit molecules for a drug discovery project involve costly and iterative synthesis and testing of molecules seeking to identify a molecule with the required property profile. The optimal profile has the acceptable balance of properties such as potency, selectivity, solubility, bioavailability, half-life, permeability, drug-drug interaction potential, synthesizability, and toxicity. These properties are often inversely correlated, meaning that optimizing one property often de-optimizes others. The challenge of optimizing hit molecules is amplified by the limited number of molecules that can be feasibly tested across these properties with traditional methods. As a result, this optimization process often fails to yield a molecule with a satisfactory property profile to be a development candidate, which is why many drug discovery programs fail to advance into clinical development.

There have been many attempts to improve the efficiency of the drug discovery process by using computational methods to predict properties of molecules. One of the primary computational methods that many

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companies have attempted to deploy is machine learning, often referred to as artificial intelligence, or AI. One of the main benefits of machine learning is its ability to rapidly process data at scale. However, machine learning on its own has significant limitations and has therefore had a limited impact on improving the efficiency of the drug discovery process. Machine learning requires input data, referred to as a training set, to build a predictive model. This model is expected to accurately predict properties of molecules similar to the training set, but cannot extrapolate to molecules that are not similar to the training set. Accordingly, since the number of possible molecules that could be synthesized is effectively infinite, machine learning can only cover a minuscule fraction of the total number of molecules that could potentially be synthesized.

The other primary computational method that has been attempted involves using fundamental, “first-principles” physics-based methods, which require a deep and thorough understanding of the specific property to be computed. However, physics-based methods are difficult to develop and can be slow compared to machine learning. Further, to apply such methods to design molecules that will bind with high affinity to a particular protein target, the three-dimensional structure of that protein must be generated with sufficient atomic detail to enable application of these physics-based approaches, which is referred to as being “structurally enabled,” and such structures have been historically difficult to obtain. Another factor preventing computational chemistry from realizing its promise has been limited compute speed. However, despite all of these challenges, physics-based methods have a significant advantage over machine learning in that they do not require a training set and can, in principle, compute properties for any molecule.

Our Platform

Over the past 30 years and with the concerted effort of hundreds of our scientists and software engineers, we have developed a computational platform that is capable of predicting critical properties of molecules with a high degree of accuracy. We have built our platform on a foundation of rigorous, physics-based methods, combined with the rapid data processing and scaling advantages of machine learning, that together provide a significant advantage over traditional methods. We believe that physics-based simulation is at a strategic inflection point as a result of the increased availability of massive computing power, combined with a more sophisticated understanding of models and algorithms and the growing availability of high-resolution protein structures.

Our computational platform provides the following significant technological advantages over traditional approaches to drug discovery, all of which enable shortening timelines, decreasing costs, and increasing the probability of success of drug discovery efforts:

•	Speed. Our platform is able to evaluate molecules in hours rather than the weeks that it typically takes to synthesize and assay molecules in the laboratory.

•

Scale. Our platform can explicitly evaluate billions of molecules per week, whereas traditionally operated discovery projects only synthesize approximately one thousand molecules per year, thereby increasing the probability that we find a novel molecule with the desired property profile.

•

Quality. In a peer-reviewed study, our platform was tested against traditional methods for selecting tight-binding molecules and resulted in an eight-fold increase in the number of molecules with the desired affinity.

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The figure below illustrates the advantages in time, cost, and molecule quality of our computational drug design approach over traditional drug discovery approaches.

Our Strategy

Our mission is to improve human health and quality of life by transforming the way therapeutics and materials are discovered. Our physics-based approach and differentiated software solutions enable the discovery of novel molecules for drug development and materials applications more rapidly, at lower cost, and with, we believe, a higher likelihood of success compared to traditional methods. We license our software to biopharmaceutical and industrial companies, government laboratories, and academic institutions globally. We are also using our software and internal capabilities across a diverse portfolio of drug discovery programs.

Our strategies for fulfilling our mission are as follows:

•

Advance the science that underlies our computational platform: We have emerged as the leader in the field of physics-based computational drug discovery, and we believe our computational platform is far ahead of that of our nearest competitors. As of June 30, 2020, we had approximately 430 employees, roughly half of whom have Ph.D. degrees. We intend to maintain our industry-leading position by introducing new capabilities and refining our software to further strengthen our technology and advance the science underlying our platform.

•

Accelerate growth of our software business: We have experienced steady growth in our software revenues, achieving $66.7 million in revenue in 2019 and $                million in revenue in the six months ended June 30, 2020, primarily driven by broad adoption of our software solutions by the biopharmaceutical industry and the expansion of our materials science business.

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Life science software business: In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our 2019 revenue, and these companies have been our customers for an average of 15 years. However, we estimate that even our very largest customers are currently purchasing only enough software to optimally enable one or two drug discovery projects, which typically represents a small fraction of their drug discovery projects. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an ACV of over $100,000. We had 103, 122, and 131 such customers for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, we had nine, 11, and 10 customers for the years ended December 31, 2017, 2018, and 2019, respectively, with an ACV of over $1.0 million. We intend to leverage our existing relationships with our customers to drive larger-scale adoption of our solutions. Further, we believe there

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remains a large opportunity for growth as there are thousands of biopharmaceutical companies that could benefit from our solutions.

¡

Materials science software business: Beyond drug discovery, our solutions can be leveraged for broad application to address industrial challenges in molecule design, including in the fields of aerospace, energy, semiconductors and electronic displays. We intend to continue growing this business through increased brand awareness and a build-out of industry-specific functionality.

•

Accelerate growth of our drug discovery business: We also apply our computational platform across a diversified portfolio of more than 30 drug discovery programs through collaborations with companies we have co-founded, with biopharmaceutical companies, and through our own internal efforts on wholly-owned programs. Our collaborations generate revenues through research funding, pre-clinical and clinical milestones as well as the potential for option fees, commercial milestones, and future royalties. We also benefit from equity positions in our co-founded companies. Our drug discovery group comprises over 70 scientists, including biologists, medicinal chemists, biochemists, crystallographers, drug metabolism and pharmacokinetics scientists, and pharmacologists.

¡	We are actively working with our collaborators to discover novel therapies. We also intend to add new collaborations that offer scientific synergies and favorable economic terms.

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We plan to progress our existing wholly-owned programs and continue to add new programs that leverage our computational platform. As we progress these programs, we will strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

•

Leverage the synergies between our businesses: We believe that there are significant synergies within our business. We leverage the feedback that we receive from our software customers, collaborators, and internal drug discovery experts to improve the functionality of our platform, which we believe supports increased customer adoption of our solutions and more rapid advancement of our collaborative and wholly-owned drug discovery programs. In addition, the success of our collaborators in advancing drug discovery programs provides significant validation of our platform and approach, which we believe increases the attractiveness of our platform to customers, helps us establish new collaborations, and validates the potential of our own internal drug discovery programs.

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Central to our ability to pursue these distinct lines of business is a firewall policy consisting of a set of well-established protocols and technology measures designed to ensure that the intellectual property of our software customers and drug discovery collaborators remains confidential and segregated.

Our Software Business

We are the leading provider of computational software solutions for drug discovery to the biopharmaceutical industry. In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our total 2019 revenue. Additionally, in 2019, our software was used by researchers around the world at more than 1,350 academic institutions. The widespread adoption of our software is supported by an approximately 130-person global team of sales, technical, and scientific personnel. Our direct sales operations span across the United States, Europe, Japan and India, and we have sales distributors in other important markets, including China and South Korea.

We have a diverse and large existing customer base, ranging from startup biotechnology companies to the largest global pharmaceutical companies as well as an increasing number of materials science customers. Our ten largest software customers represented approximately 28% of our software revenue in 2019, and no single software customer represented more than 5% of our software revenue. We continue to expand our customer base as we promote the education and recognition of the potential of our computational platform across industries. As of December 31, 2019, we had 1,266 active customers, which we define as the number of customers who had an ACV of at least $1,000 in a given fiscal year, and the figure below shows the growth in the number of our active customers since 2013.

We believe there is significant opportunity to expand the adoption of our platform within our growing customer base. Biopharmaceutical companies are increasingly adopting our software at a larger scale, and we anticipate that this scaling-up will drive future revenue growth. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an ACV over $100,000. We had 103, 122, and 131 of such customers for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, for the year ended December 31, 2019, we had 10 customers with ACV of $1.0 million or more. We believe biopharmaceutical companies are increasingly recognizing and applying the power and efficiency of our platform.

Furthermore, we believe our sales and marketing approach and the quality of our software solutions help us cultivate longstanding relationships and reoccurring sales. This is demonstrated by the length of our key relationships, with the average tenure of our 10 largest customers in 2019 being over 17 years. Furthermore, our

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ability to expand our customer relationships over time is exemplified by our ability to retain our customers with an ACV over $100,000. For the year ended December 31, 2019 and for each of the previous six fiscal years, our year-over-year customer retention rate for our customers with an ACV over $100,000 was 96% or higher. We believe the continued expansion of our customer base coupled with our ability to expand our customers’ use of our software will continue to drive revenue growth. The figure below shows the different ways in which we are accelerating our growth.

*

For the fiscal year ended December 31, 2019, we also had three customers with an ACV of between $950,000 and $1,000,000, which are not included in the chart above; we had one such customer for the fiscal year ended December 31, 2016.

We offer our customers a variety of software solutions that accelerate all stages of molecule discovery, design, and optimization pursuant to agreements with terms typically for one year. Our licenses give our customers the ability to execute a certain number of calculations across specified software solutions. Certain of our key software solutions are highlighted below, along with the particular stage of drug discovery in which they are employed:

We also sell software licenses to customers engaged in molecule design for industrial purposes. The software solutions for our materials science customers leverage much of the same technology as our software for biopharmaceutical companies. We are focused on leveraging our technology to transform the way new materials are discovered, and we believe that materials science companies are only beginning to recognize the potential of computational methods.

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Our Drug Discovery Business

We are using our computational platform in both collaborative and wholly-owned drug discovery programs. Our drug discovery group is comprised of a team of over 70 experts in protein science, biochemistry, biophysics, medicinal and computational chemistry, and discovery scientists with expertise in preclinical and early clinical development. Many of our scientists have decades of biopharmaceutical industry experience across multiple disciplines and areas of expertise and deploy our computational platform across an array of disease targets and indications. Our differentiated, physics-based platform empowers our integrated team of experts to design better molecules, in shorter timeframes, and at a lower cost than traditional drug design.

Over the last decade, leveraging our platform and expertise, we have steadily grown our portfolio of collaborations. We have entered into a number of collaborations with biopharmaceutical companies under which our collaborators are pursuing research in a number of therapeutics areas, including without limitation, various programs in oncology, antifungal diseases, fibrosis, inflammatory bowel disease, metabolic disease, autoimmune disease, immune-oncology, cardiopulmonary disease and tuberculosis. Our current collaborators include Ajax Pharmaceuticals, Inc., Bright Angel Therapeutics Inc., Faxian Therapeutics, LLC, Morphic Holding, Inc., Nimbus Therapeutics, LLC, Ono Pharmaceuticals Co., LTD., Sanofi S.A., ShouTi Inc., Sun Pharma Advanced Research Company Ltd., TB Alliance and Takeda Pharmaceuticals Company Limited, or Takeda. With the exception of Takeda, where we retain all intellectual property rights until Takeda exercises its option to acquire a program, all of the programs being pursued under these collaborations are fully owned and controlled by each respective collaborator. Our opportunity to receive potential revenues from any of these programs is generally limited to research funding payments, development, regulatory, and commercial milestones, option fees to license projects and royalties on commercial sales, if any. We are not responsible for advancing their preclinical or clinical development or their commercialization, if approved.

Through access to the maximum potential scale of our computational platform and our drug discovery and software development teams, our collaborators receive the following key benefits:

•

Immediate utilization of our platform: Ability to immediately and efficiently leverage the full benefits of our computational platform, without the need for training or ramp-up time, thereby enabling accelerated drug discovery.

•

Access to massive compute power: Ability to run our computational software on one of the largest graphical processing unit, or GPU, clusters dedicated to drug design in the industry, thereby avoiding the time and cost needed to build this infrastructure on their own.

•	Early access to cutting-edge functionality: Real-time access to emerging solutions as they are being developed.

•

Target exclusivity: Under our collaboration agreements, we agree to design drugs for a particular protein target or targets using our computational platform and knowhow exclusively for the collaborator.

We have received equity consideration from certain of our collaborators and also have rights under our collaboration agreements to various payments on a collaborator-by-collaborator agreement basis, including research funding payments, discovery, development, and commercial milestones, potential option fees to license projects, and potential royalties in the single-digit range. Under certain of our collaboration agreements, we are also eligible to receive a percentage of our collaborators’ sublicense revenue. We are currently eligible to receive potential milestones across our current collaborations, including research funding upon the achievement of specified pre-clinical, clinical, and commercial milestones. However, because these collaborations are not under our control, we cannot predict whether or when we might achieve any event-based increases in research funding payments, milestone payments, royalty or other payments under these collaborations or estimate the full amount

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of such payments, and we may never receive any such payments. For a further discussion of the risks we face with respect to receipt of any of these payments, please refer to “Risk Factors—Risks Related to Drug Discovery—We may never realize return on our investment of resources and cash in our drug discovery collaborations” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference herein. As our collaboration strategy has evolved, we are seeking to take more direct control and responsibility for all aspects of a drug discovery project and own a higher percentage of the value generated in the completed programs.

In addition, since mid-2018, we have launched a total of five internal, wholly-owned programs. We are leveraging our computational platform with the aim of rapidly advancing the discovery of best-in-class and first-in-class therapeutics. Our first cohort of internal programs is focused on discovering and developing inhibitors for targets in DNA damage response pathways and genetically defined cancers. Our selection of targets is based on an extensive analysis of human targets and drug discovery programs. We analyze targets using automated methods at scale. The key steps we take in prioritizing programs involve structural and modeling enablement, evaluation of therapeutic potential, identification of unsolved design challenges, and assessment of potential value of pathways and mechanisms. We have identified a large number of protein targets that we believe are amenable to our computational platform, which creates a large and growing inventory of targets that we can potentially advance into discovery programs.

The following is a summary of our internal, wholly-owned drug discovery programs:

Our first two drug discovery programs are focused on targets that mediate DNA repair, cell cycle regulation, replication stress responses, and apoptosis, or programmed cell death. Numerous structurally-enabled targets exist within cellular machinery that mediate these functions, including the targets of our programs, cell division cycle 7-related protein kinase, or CDC7, and Wee1 protein kinase. Our next three drug discovery programs are focused on genetically-defined cancers. Alterations in the DNA sequence of a cancer cell genome, including mutations, genomic amplification, and rearrangements are responsible for the initiation and progression of most cancers. We have not initiated IND-enabling studies for any of our internal, wholly-owned drug discovery programs. We expect to begin to initiate IND-enabling studies in our programs by the first half of 2021, first in oncology and then potentially in other areas.

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Our strategy is to pursue an increasing number of wholly-owned programs, and strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

Business Impact of the COVID-19 Pandemic

In December 2019, a novel coronavirus (“COVID-19”) emerged and has since spread to many countries worldwide, including the United States. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, state, local, federal, and foreign governments have put in place, and others in the future may put in place, quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions in order to control the spread of the disease. In order to safeguard the health of our employees, in early March 2020, we implemented a company-wide work-from-home policy. Beginning in June 2020, we began limited re-openings of certain of our offices in the United States and abroad. Our re-openings are being conducted on a limited basis and are voluntary for all of our employees. We intend to continue to phase-in the re-opening of our offices as our management and federal, state, or local authorities advise, and we may take further actions that alter our operations as may be required by federal, state, or local authorities, or which we determine are in our best interests.

While we did not see material impacts to our business from the COVID-19 pandemic during the first half of 2020, we have identified certain market risks that, if they materialize, could affect the growth of our software business and the timing of our drug discovery revenues for at least the remainder of 2020. With respect to our software business, some of our customers may experience increasing budgetary pressures as a result of downturns or uncertainty in their respective businesses, which may cause them to delay or reduce purchases. In addition, due to the restrictions related to COVID-19, our sales force has limited in-person interactions, and their ability to attend events that promote and expand knowledge of our company and platform, including industry conferences and events, has been hampered. Relative to our drug discovery programs, the COVID-19 pandemic could delay the progress of certain programs, particularly ones that are in clinical studies or preparing to enter clinical studies. Delays in these programs could result in delays in achieving milestones and related revenue. While there remains uncertainty about the extent of the effect of the COVID-19 pandemic, we do not envision a long-term impact from the COVID-19 pandemic on our ability to execute on our strategy.

Management is actively monitoring the COVID-19 pandemic and its possible effects on our financial condition, liquidity, operations, customers, contractors, and workforce. For additional information on risks posed by the COVID-19 pandemic, please see “Risk Factors—A widespread outbreak of an illness or other health issue, such as the COVID-19 pandemic, could negatively affect various aspects of our business and make it more difficult to meet our obligations to our customers, and could result in reduced demand from our customers as well as delays in our drug discovery and development programs” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference herein.

In response to the COVID-19 pandemic, we have joined a multi-company philanthropic effort to discover and develop novel small-molecule antiviral therapeutics to address COVID-19. The intent of the alliance, which to date also includes Takeda Pharmaceutical Company Limited, Novartis AG, Alphabet, Inc., Gilead Sciences, Inc., and WuXi AppTec, Inc., is to make any discoveries from this alliance available to the public. There is no expectation that this effort will generate revenue for any of the companies involved in the alliance, including us.

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Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus and under similar headings in the documents incorporated by reference in this prospectus. These risks include, but are not limited to, the following:

•	We have a history of significant operating losses, and we expect to incur losses over the next several years.

•

If we are unable to increase sales of our software, or if we and our current and future collaborators are unable to successfully develop and commercialize drug products, our revenues may be insufficient for us to achieve or maintain profitability.

•	Our quarterly and annual results may fluctuate significantly, which could adversely impact the value of our common stock.

•	If our existing customers do not renew their licenses, do not buy additional solutions from us, or renew at lower prices, our business and operating results will suffer.

•	A significant portion of our revenues are generated by sales to life sciences industry customers, and factors that adversely affect this industry could also adversely affect our software sales.

•	The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

•	We may never realize return on our investment of resources and cash in our drug discovery collaborations.

•

Although we believe that our computational platform has the potential to identify more promising molecules than traditional methods and to accelerate drug discovery, our focus on using our platform technology to discover and design molecules with therapeutic potential may not result in the discovery and development of commercially viable products for us or our collaborators.

•

We may not be successful in our efforts to identify or discover product candidates and may fail to capitalize on programs, collaborations, or product candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

•	As a company, we do not have any experience in clinical development and have not advanced any product candidates into clinical development.

•

A widespread outbreak of an illness or other health issue, such as the COVID-19 pandemic, could negatively affect various aspects of our business and make it more difficult to meet our obligations to our customers, and could result in reduced demand from our customers as well as delays in our drug discovery and development programs.

•

If we fail to comply with our obligations under our existing license agreements with Columbia University, under any of our other intellectual property licenses, or under any future intellectual property licenses, or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.

•

If we are unable to obtain, maintain, enforce, and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

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•

We are pursuing multiple business strategies and expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our multiple business units and our growth, which could disrupt our operations.

•	Our actual operating results may differ significantly from our guidance.

•

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Our Corporate Information

We were incorporated under the laws of the state of California in August 1990 under the name Schrödinger, Inc. We reorganized under the laws of the state of Delaware in May 1995. Our principal executive offices are located at 120 West 45th Street, 17th Floor, New York, New York 10036, and our telephone number is (212) 295-5800. Our website address is http://www.schrodinger.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and you should not consider any such information to be a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company until December 31, 2025 or until such earlier time as we have more than $1.07 billion in annual revenue, qualify as a “large accelerated filer” with a market value of our stock held by non-affiliates in excess of $700 million or we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to public companies that are not emerging growth companies, including delaying auditor attestation of internal control over financial reporting.

We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended. We may remain a smaller reporting company until we have a non-affiliate public float in excess of $250 million annual and revenues in excess of $100 million, or a non-affiliate public float in excess of $700 million, each as determined on an annual basis. Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and in the documents incorporated by reference in this prospectus, and we may elect to take advantage of other reduced reporting requirements in future filings. Accordingly, the information contained herein and in the documents incorporated by reference herein may be different than the information you receive from other public companies in which you hold stock. In addition, we have elected to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

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THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately following this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Limited common stock to be outstanding immediately following this offering	13,164,193 shares

Common stock and limited common stock to be outstanding immediately following this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $ per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to continue to advance and expand our physics-based computational platform and progress our internal drug discovery programs, as well as for general corporate purposes, including working capital, operating expenses, and capital expenditures.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

See “Use of Proceeds.”

Voting rights	We have two classes of common stock: the voting common stock offered hereby and limited common stock. For a description of the rights of the voting common stock and limited common stock, see “Description of Capital Stock.”

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Risk factors	You should read the “Risk Factors” section of this prospectus and in the documents incorporated by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“SDGR”

The number of shares of our common stock and our limited common stock to be outstanding immediately following this offering is based on 50,139,639 shares of our common stock and 13,164,193 shares of our limited common stock outstanding as of June 30, 2020.

The number of shares of our common stock to be outstanding immediately following this offering excludes:

•	8,501,049 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020 at a weighted average exercise price of $9.70 per share;

•

2,250,178 shares of our common stock that are available for future issuance under our 2020 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved under this plan; and

•	586,845 shares of our common stock that are available for future issuance under our 2020 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods indicated. We have derived the consolidated statement of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference in this prospectus, and have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial data reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the financial information in those statements.

Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period. You should read the following summary consolidated financial data together with the “Selected Consolidated Financial Data” included elsewhere in this prospectus and our consolidated financial statements and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on 10-K for the fiscal year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, each of which is incorporated by reference in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Software products and services	$59,885	$66,735	$	$
Drug discovery	6,754	18,808

Total revenues	66,639	85,543
Cost of revenues:
Software products and services	10,687	13,646
Drug discovery	13,015	22,804

Total cost of revenues	23,702	36,450

Gross profit	42,937	49,093

Operating expenses:
Research and development	34,523	39,404
Sales and marketing	17,831	21,364
General and administrative	18,552	27,040

Total operating expenses	70,906	87,808

Loss from operations	(27,969)	(38,715)

Other income (expense):
Gain on equity investment	—	943
Change in fair value	(812)	9,922
Interest income	433	1,878

Total other income (expense)	(379)	12,743

Loss before income taxes	(28,348)	(25,972)

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	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Income tax expense (benefit)	77	(291)

Net loss	(28,425)	(25,681)
Net loss attributable to noncontrolling interest	—	(1,110)

Net loss attributable to Schrödinger stockholders	$(28,425)	$(24,571)	$	$

Net loss per share attributable to Schrödinger common stockholders, basic and diluted	$(4.93)	$(4.09)	$	$
Weighted average common shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	5,771,305	6,004,500

As of June 30, 2020
	Actual	As Adjusted(1)
(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash, and marketable securities	$	$
Working capital(3)
Total assets
Deferred revenue, current and long-term
Total stockholder’s (deficit) equity

(1)

The as adjusted consolidated balance sheet data reflects the receipt of the net proceeds from the sale of shares of our common stock by us in this offering at the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                     , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of the shares by the selling stockholder; accordingly, there is no impact upon the as adjusted consolidated balance sheet data for such sale.

(2)

Each $1.00 increase or decrease in the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                     , 2020, would increase or decrease as adjusted cash, cash equivalents, restricted cash, and marketable securities, working capital, total assets, and total stockholders’ (deficit) equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease as adjusted cash, cash equivalents, restricted cash, and marketable securities, working capital, total assets, and total stockholders’ (deficit) equity by $         million, assuming the assumed public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted consolidated balance sheet data is illustrative only, and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(3)	We define working capital as current assets less current liabilities.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus and in the documents incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, our consolidated financial statements and notes thereto, and our other filings with the Securities and Exchange Commission, or SEC, all of which we have incorporated by reference into this prospectus, before deciding to invest in our common stock. The risks described below are not the only risks facing our company. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could cause our business, prospects, operating results, and financial condition to suffer materially. In such event, the trading price of our common stock could decline, and you might lose all or part of your investment. Such risks and uncertainties may be amplified by the COVID-19 pandemic and its potential impact on our business and the global economy.

Risks Related to this Offering

An active trading market for our common stock may not develop or be sustained.

Our shares of common stock began trading on the Nasdaq Global Select Market on February 6, 2020. Prior to February 6, 2020, there was no public market for our common stock, and we cannot assure you that an active trading market for our shares will continue to develop or be sustained. As a result, it may be difficult for you to sell the shares you purchase in this offering without depressing the market price of our common stock, or at all.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our common stock after this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our as adjusted net tangible book value per share after this offering. Based on the assumed public offering price of $                 per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, you will experience immediate dilution of $                 per share if you purchase shares of our common stock in this offering. To the extent outstanding options are exercised, you will incur further dilution.

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors and our stockholders who beneficially owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our common stock and all of our limited common stock, or, if the holder of our limited common stock exercises its right to exchange each share of its limited common stock for one share of our common stock, approximately     % of our common stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation, or sale of all or substantially all of our assets.

This concentration of ownership control may:

•	delay, defer, or prevent a change in control;

•	entrench our management and board of directors; or

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•	delay or prevent a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

This concentration of ownership may also adversely affect the market price of our common stock.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. Since our initial public offering in February 2020 and through                 , 2020, the intraday price of our common stock has fluctuated from a low of $25.50 to a high of $                . As a result of volatility, if you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the public offering price. The market price for our common stock may be influenced by many factors, including:

•	our investment in, and the success of, our software solutions;

•	the success of our research and development efforts for our internal drug discovery programs;

•	initiation and progress of preclinical studies and clinical trials for any product candidates that we may develop;

•	results of or developments in preclinical studies and clinical trials of any product candidates we may develop or those of our competitors or potential collaborators;

•	the success of our drug discovery collaborators and any milestone or other payments we receive from such collaborators;

•	the success of competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	the recruitment or departure of key personnel;

•	variations in our financial results or the financial results of companies that are perceived to be similar to us;

•	sales of common stock by us, our executive officers, directors or principal stockholders, or others, or the anticipation of such sales;

•	market conditions in the biopharmaceutical sector;

•	general economic, industry, and market conditions;

•	the societal and economic impact of public health epidemics, such as the ongoing COVID-19 pandemic; and

•	the other factors described in this “Risk Factors” section and those incorporated by reference in this prospectus.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.

We have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our

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common stock or in ways that our stockholders may not agree with. You will not have the opportunity as part of your investment decision to assess whether the net proceeds to us are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations, and prospectus and could cause the price of our common stock to decline.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings to fund the development and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors. As a result, capital appreciation of our common stock, if any, will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock, impair our ability to raise capital through the sale of additional equity securities, and make it more difficult for you to sell your common stock at a time and price that you deem appropriate. After this offering, we will have outstanding                 shares of common stock and 13,164,193 shares of limited common stock based on the number of shares of common stock and limited common stock outstanding as of June 30, 2020. This includes the                shares of common stock that we are selling in this offering and the                shares of common stock that the selling stockholder is selling in this offering, which will become freely tradeable in the public market without restriction immediately following the offering, unless purchased by our affiliates. Of the remaining shares,                shares of our common stock and shares of our limited common stock are currently restricted as a result of securities laws or lock-up agreements, but will be eligible to be sold at various times after this offering. The representatives of the underwriters for this offering may release some or all of the shares of common stock subject to lock-up agreements at any time in their sole discretion and without notice, which would allow for earlier sales of shares in the public market.

In addition, certain of our executive officers, directors and affiliated stockholders have entered or may enter into Rule 10b5-1 plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the executive officer, director or affiliated stockholder when entering into the plan, without further direction from the executive officer, director or affiliated stockholder. A Rule 10b5-1 plan may be amended or terminated in some circumstances. Our executive officers, directors and affiliated stockholders also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Moreover, beginning in August 2020, certain holders of our common stock and our limited common stock have rights, subject to specified conditions, to include their shares in registration statements that we may file for ourselves or other stockholders and beginning at any time after we become eligible to file a registration statement on Form S-3 to require us to file Form S-3 registration statements covering their shares. We also have filed a registration statement on Form S-8 to register shares of common stock that we may issue under our equity compensation plans. Shares registered under the registration statement on Form S-8 are available for sale in the public market upon issuance, subject to volume limitations applicable to affiliates, vesting arrangements and exercise of options, and the lock-up agreements entered into in connection with this offering.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or the negative of these words or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements include, among other things, statements about:

•	the potential advantages of our physics-based computational platform;

•	our strategic plans to accelerate the growth of our software business;

•	our research and development efforts for our internal drug discovery programs and our computational platform;

•	the initiation, timing, progress, and results of our internal drug discovery programs or the drug discovery programs of our collaborators;

•	our plans to discover and develop product candidates and to maximize their commercial potential by advancing such product candidates ourselves or in collaboration with others;

•	our plans to leverage the synergies between our businesses;

•	the timing of, the ability to submit applications for and the ability to obtain and maintain regulatory approvals for any product candidates we or one of our collaborators may develop;

•	our drug discovery collaborations and our estimates or expectations regarding any milestone or other payments we may receive from such collaborations;

•	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash, cash equivalents, and marketable securities and proceeds of this offering;

•	the potential advantages of our drug discovery programs;

•	the rate and degree of market acceptance of our software solutions;

•	the potential impact of the COVID-19 pandemic on our business, operations, liquidity and prospects;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our estimates regarding the potential market opportunity for our software solutions and any product candidate we or any of our collaborators may in the future develop;

•	our marketing capabilities and strategy;

•	our intellectual property position;

•	our ability to identify technologies with significant commercial potential that are consistent with our commercial objectives;

•	our expectations related to the use of our cash, cash equivalents, and marketable securities;

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•	our expectations related to the key drivers of our performance;

•	the impact of government laws and regulations;

•	our competitive position and expectations regarding developments and projections relating to our competitors and any competing products, technologies, or therapies that are or become available;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus and in the documents incorporated by reference, particularly in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, our consolidated financial statements and notes thereto, and our other filings with the Securities and Exchange Commission, all of which we have incorporated by reference into this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained or incorporated by reference in this prospectus. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures, or investments we may make or enter into.

You should read this prospectus, the documents we incorporate by reference, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

This prospectus and the documents incorporated by reference herein include statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates of potential market opportunities. All of the market data used or incorporated by reference in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                shares of our common stock in this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares of our common stock, based on the assumed public offering price of $                 per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Each $1.00 increase or decrease in the assumed public offering price of $                per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $                million, assuming that the assumed public offering price per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to continue to advance and expand our physics-based computational platform and progress our internal drug discovery programs, as well as for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses or technologies, however, we do not have agreements or commitments to enter into any acquisitions at this time. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments, the progress and timing of our internal drug discovery programs, and the rate of growth, if any, of our business.

We will have broad discretion over how to use the net proceeds to us from this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the assumed public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2020 was $                million, or $                 per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 50,139,639 shares of common stock outstanding as of June 30, 2020.

After giving further effect to our issuance and sale of                  shares of our common stock in this offering at the assumed public offering price of $                 per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2020 would have been $                million, or $                 per share. This represents an immediate increase in as adjusted net tangible book value per share of $                 to existing stockholders and immediate dilution of $                 in as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2020	$
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

As adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares of common stock in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $                per share, which was the last reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, would increase or decrease as adjusted net tangible book value per share after this offering by $                and dilution per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our as adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $                , assuming the assumed public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our as adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors purchasing shares of common stock in this offering by $                , assuming the assumed public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock, our as adjusted net tangible book value per share after this offering would be $                , representing an immediate increase in as adjusted net tangible book value per share of $                 to existing stockholders and immediate dilution in as adjusted net tangible book value per share of $                 to new investors purchasing shares of common stock in this offering, assuming a public offering price of $                 per share, which was the last

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reported sale price of our common stock on the Nasdaq Global Select Market on                 , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table and discussion above are based on the number of shares of our common stock and our limited common stock outstanding as of June 30, 2020, and exclude:

•	8,501,049 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2020, at a weighted average exercise price of $9.70 per share;

•

2,250,178 shares of our common stock that are available for future issuance under our 2020 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved under this plan; and

•	586,845 shares of our common stock that are available for future issuance under our 2020 Employee Stock Purchase Plan.

To the extent that outstanding stock options are exercised, new stock options are issued, or we issue additional shares of common stock in the future, there will be further dilution to our stockholders, including investors purchasing shares of common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing shares of common stock in this offering.

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BUSINESS

Overview

We are transforming the way therapeutics and materials are discovered.

Our differentiated, physics-based software platform enables discovery of high-quality, novel molecules for drug development and materials applications more rapidly, at lower cost, and with, we believe, a higher likelihood of success compared to traditional methods. Our software is used by biopharmaceutical and industrial companies, academic institutions, and government laboratories around the world, and we are the leading provider of computational software solutions for drug discovery. We also apply our computational platform to a broad pipeline of drug discovery programs in collaboration with biopharmaceutical companies, some of which we co-founded. In addition, we are using our platform to advance a pipeline of internal, wholly-owned drug discovery programs.

Traditional drug discovery and development efforts have become increasingly complex, lengthy, capital-intensive, and are prone to high failure rates. Traditional drug discovery relies upon many rounds of costly and time-consuming manual molecule design, chemical synthesis, and experimental testing. One of the primary reasons for long timelines, high costs, and high failure rates in drug discovery is that predicting properties of molecules in advance of chemical synthesis is extremely complex and not amenable to traditional approaches.

Over the past 30 years and with the concerted efforts of hundreds of our scientists and software engineers, we have developed a physics-based computational platform that is capable of predicting critical properties of molecules with a high degree of accuracy. This key capability enables drug discovery teams to design and selectively synthesize molecules with more optimal properties, reducing the average time and costs required to identify a development candidate and increasing the probability that a drug discovery program will enter clinical development. Furthermore, we believe that development candidates with more optimized property profiles will have a higher probability of success in clinical development. Additionally, since the physics underlying the properties of drug molecules and materials is the same, we have been able to extend our computational platform to materials science applications in fields such as aerospace, energy, semiconductors, and electronic displays.

We offer our customers a variety of software solutions that accelerate all stages of molecule discovery, design, and optimization. In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our total 2019 revenue. The widespread adoption of our software, supported by our global team of sales, technical, and scientific personnel, has driven steady growth in our software revenue. Biopharmaceutical companies are increasingly adopting our software at a larger scale, and we anticipate this scaling-up will drive future revenue growth. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an annual contract value, or ACV, in excess of $100,000. We had 103, 122, and 131 such customers, which represented 75%, 77%, and 78% of our total ACV, for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, our customer retention rate for our customers with an ACV over $100,000 for the year ended December 31, 2019 and for each of the previous six fiscal years was 96% or higher. We believe the growth in the number of our customers demonstrates that companies are increasingly recognizing the power and efficiency of our platform while the retention in this group is indicative of the continued value of our platform. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference herein, for additional information regarding ACV and customer retention rate.

We also leverage our platform and capabilities across a portfolio of collaborative and wholly-owned drug discovery programs spanning a wide range of disease targets and indications. Our drug discovery group is comprised of a multidisciplinary team of over 70 experts in protein science, biochemistry, biophysics, medicinal and computational chemistry, and discovery scientists with expertise in preclinical and early clinical

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development. During the year ended December 31, 2019, we collaborated on more than 25 drug discovery programs with more than ten different biopharmaceutical companies, including a number of companies we co-founded. These collaborations generate drug discovery revenue, including research funding payments, and discovery and development milestones, and have the potential to produce additional milestone payments, option fees, and future royalties. Furthermore, since mid-2018, we have launched five internal, wholly-owned programs. We are leveraging our computational platform with the goal of rapidly advancing the discovery of best-in-class and first-in-class therapies. Our current programs are focused on discovering and developing inhibitors for targets in DNA damage response pathways and genetically defined cancers. In the future we expect to expand into other therapeutic areas. We plan to begin to initiate investigational new drug, or IND, -enabling studies for our programs by the first half of 2021. While our revenue-generating collaborations are an important component of our business, our strategy is to pursue an increasing number of wholly-owned programs and strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

We generated revenue of $66.6 million and $85.5 million in 2018 and 2019, respectively, representing year-over-year growth of 28%. We generated revenue of $                 and $                for the six months ended June 30, 2019 and 2020, respectively, representing period-over-period growth of     %. Our net loss was $28.4 million, $25.7 million, $                million, and $                million for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively.

Strategy

Our mission is to improve human health and quality of life by transforming the way therapeutics and materials are discovered. Our physics-based approach and differentiated software solutions enable the discovery of novel molecules for drug development and materials applications more rapidly, at lower cost, and with, we believe, a higher likelihood of success compared to traditional methods. We license our software to biopharmaceutical and industrial companies, government laboratories, and academic institutions globally. We are also using our software and internal capabilities across a diverse portfolio of drug discovery programs.

Our strategies for fulfilling our mission are as follows:

•

Advance the science that underlies our computational platform: We have emerged as the leader in the field of physics-based computational drug discovery, and we believe our computational platform is far ahead of that of our nearest competitors. As of June 30, 2020, we had approximately 430 employees, roughly half of whom have Ph.D. degrees. We intend to maintain our industry-leading position by introducing new capabilities and refining our software to further strengthen our technology and advance the science underlying our platform.

•

Accelerate growth of our software business: We have experienced steady growth in our software revenues, achieving $66.7 million in revenue in 2019 and $                million in revenue in the six months ended June 30, 2020, primarily driven by broad adoption of our software solutions by the biopharmaceutical industry and the expansion of our materials science business.

•

Life science software business: In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our 2019 revenue, and these companies have been our customers for an average of 15 years. However, we estimate that even our very largest customers are currently purchasing only enough software to optimally enable one or two drug discovery projects, which typically represents a small fraction of their drug discovery projects. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an ACV of over $100,000. We had 103, 122, and 131 such customers for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, we had nine, 11, and 10 customers for the years ended December 31, 2017, 2018, and 2019, respectively, with an ACV of over $1.0 million. We intend to leverage our existing relationships

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with our customers to drive larger-scale adoption of our solutions. Further, we believe there remains a large opportunity for growth as there are thousands of biopharmaceutical companies that could benefit from our solutions.

•

Materials science software business: Beyond drug discovery, our solutions can be leveraged for broad application to address industrial challenges in molecule design, including in the fields of aerospace, energy, semiconductors and electronic displays. We intend to continue growing this business through increased brand awareness and a build-out of industry-specific functionality.

•

Accelerate growth of our drug discovery business: We also apply our computational platform across a diversified portfolio of more than 30 drug discovery programs through collaborations with companies we have co-founded, with biopharmaceutical companies, and through our own internal efforts on wholly-owned programs. Our collaborations generate revenues through research funding, pre-clinical and clinical milestones as well as the potential for option fees, commercial milestones, and future royalties. We also benefit from equity positions in our co-founded companies. Our drug discovery group comprises over 70 scientists, including biologists, medicinal chemists, biochemists, crystallographers, drug metabolism and pharmacokinetics scientists, and pharmacologists.

•	We are actively working with our collaborators to discover novel therapies. We also intend to add new collaborations that offer scientific synergies and favorable economic terms.

•

We plan to progress our existing wholly-owned programs and continue to add new programs that leverage our computational platform. As we progress these programs, we will strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

•

Leverage the synergies between our businesses: We believe that there are significant synergies within our business. We leverage the feedback that we receive from our software customers, collaborators, and internal drug discovery experts to improve the functionality of our platform, which we believe supports increased customer adoption of our solutions and more rapid advancement of our collaborative and wholly-owned drug discovery programs. In addition, the success of our collaborators in advancing drug discovery programs provides significant validation of our platform and approach, which we believe increases the attractiveness of our platform to customers, helps us establish new collaborations, and validates the potential of our own internal drug discovery programs.

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Central to our ability to pursue these distinct lines of business is a firewall policy consisting of a set of well-established protocols and technology measures designed to ensure that the intellectual property of our software customers and drug discovery collaborators remains confidential and segregated.

Industry Overview

Traditional drug discovery and development efforts have become increasingly complex, lengthy, capital-intensive, and are prone to high failure rates. Traditional drug discovery involves experimental screening of existing libraries of molecules to find molecules with detectable activity, or “hit molecules,” followed by many rounds of chemical synthesis to attempt to optimize those hit molecules to a development candidate that can be advanced into clinical development. Efforts to optimize initial hit molecules for a drug discovery project involve costly and iterative synthesis and testing of molecules seeking to identify a molecule with the required property profile. The optimal profile has the acceptable balance of properties such as potency, selectivity, solubility, bioavailability, half-life, permeability, drug-drug interaction potential, synthesizability, and toxicity. These properties are often inversely correlated, meaning that optimizing one property often de-optimizes others. The challenge of optimizing hit molecules is amplified by the limited number of molecules that can be feasibly tested across these properties with traditional methods. As a result, this optimization process often fails to yield a molecule with a satisfactory property profile to be a development candidate, which is why many drug discovery programs fail to advance into clinical development.

The traditional approach to drug discovery takes too long, is too prone to failure, and is too costly. Successfully reaching an IND application filing requires on average five to six years, and the average success rates suggest two out of three projects will fail. Accounting for such failures, the average cost to complete a successful IND filing is $35 million.

A typical drug discovery project only has the budget and time to synthesize and assay fewer than 10,000 molecules, because the cost and timelines associated with interrogating a greater number of molecules is impractical. This small sampling of molecules represents a minuscule fraction of the total number of molecules that could potentially be synthesized. Exploring such a limited number of molecules reduces the likelihood of identifying molecules with the desired property profile, which we believe leads to development candidates with higher failure rates.

Being able to predict molecular properties before initiating costly and time-consuming experimental synthesis would accelerate drug discovery, reduce costs, and increase the probability of success. If it were possible to accurately predict critical properties of molecules, fewer molecules would have to be experimentally synthesized and tested. As a result, larger pools of molecules could be analyzed allowing for more selective synthesis of molecules, leading to higher-quality molecules. In addition, with predictive computational methods, better selections of molecules would be synthesized through exploration of larger portions of chemical space, leading to higher-quality molecules that would in turn have a higher probability of progressing through clinical development and obtaining regulatory approval for commercial sale.

There have been many attempts to improve the efficiency of the drug discovery process by using computational methods to predict properties of molecules. One of the primary computational methods that many companies have attempted to deploy is machine learning, often referred to as artificial intelligence, or AI. One of the main benefits of machine learning is its ability to rapidly process data at scale. However, machine learning on its own has significant limitations and has therefore had a limited impact on improving the efficiency of the drug discovery process. Machine learning requires input data, referred to as a training set, to build a predictive model. This model is expected to accurately predict properties of molecules similar to the training set, but cannot extrapolate to molecules that are not similar to the training set. Accordingly, since the number of possible molecules that could be synthesized is effectively infinite, machine learning can only cover a minuscule fraction of the total number of molecules that could potentially be synthesized.

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The other primary computational method that has been attempted involves using fundamental, “first-principles” physics-based methods, which require a deep and thorough understanding of the specific property to be computed. However, physics-based methods are difficult to develop and can be slow compared to machine learning. Further, to apply such methods to design molecules that will bind with high affinity to a particular protein target, the three-dimensional structure of that protein must be generated with sufficient atomic detail to enable application of these physics-based approaches, which is referred to as being “structurally enabled,” and such structures have been historically difficult to obtain. Another factor preventing computational chemistry from realizing its promise has been limited compute speed. However, despite all of these challenges, physics-based methods have a significant advantage over machine learning in that they do not require a training set and can, in principle, compute properties for any molecule.

Our Platform

Over the past 30 years and with the concerted effort of hundreds of our scientists and software engineers, we have developed a computational platform that is capable of predicting critical properties of molecules with a high degree of accuracy. We have built our platform on a foundation of rigorous, physics-based methods, combined with the rapid data processing and scaling advantages of machine learning, that together provide a significant advantage over traditional methods. We believe that physics-based simulation is at a strategic inflection point as a result of the increased availability of massive computing power, combined with a more sophisticated understanding of models and algorithms and the growing availability of high-resolution protein structures.

We have demonstrated that our software platform can have a transformative impact on the drug discovery process by:

•	reducing the average time and cost required to identify a development candidate; and

•	increasing the probability of drug discovery programs entering clinical development.

Based on our collaborative drug discovery efforts to date, we believe that the development candidates discovered using our platform have a higher probability of successfully progressing through clinical development than the industry average.

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As shown below, we achieve these outcomes by tightly integrating our predictive physics-based methods, which have a high degree of accuracy, with machine learning, which is highly scalable. In addition, our platform enables real-time collaboration on drug discovery projects to inform decision-making and fully benefit from the predictive capabilities of our computational platform.

Our computational platform provides the following significant technological advantages over traditional approaches to drug discovery, all of which enable shortening timelines, decreasing costs, and increasing the probability of success of drug discovery efforts:

•	Speed. Our platform is able to evaluate molecules in hours rather than the weeks that it typically takes to synthesize and assay molecules in the laboratory.

•

Scale. Our platform can explicitly evaluate billions of molecules per week, whereas traditionally operated discovery projects only synthesize approximately one thousand molecules per year, thereby increasing the probability that we find a novel molecule with the desired property profile.

•

Quality. In a peer-reviewed study, our platform was tested against traditional methods for selecting tight-binding molecules and resulted in an eight-fold increase in the number of molecules with the desired affinity.

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The figure below compares the optimization process of drug discovery using traditional methods and our approach.

Our computational platform includes a broad array of proprietary capabilities:

•

Faster Lead Discovery: the ability to rapidly identify potent molecules suitable to initiate hit-to-lead and lead optimization efforts via solutions for virtual screening of extremely large libraries of molecules, as well as physics-based replacement of the central core of a molecule, known as scaffold hopping, to identify novel, highly potent molecules unavailable in library collections;

•

Accurate Property Prediction: the ability to assess key properties of drug-like molecules using physics-based calculations with accuracy comparable to that of experimental laboratory assays, to facilitate optimization of drug properties, including drug potency, selectivity, and bioavailability;

•

Large-Scale Molecule Exploration: the ability to computationally ideate and explore novel, high-quality drug-like molecules for consideration by discovery project teams utilizing computational enumeration and generative machine learning techniques that are trained and constructed to yield molecules that are synthetically feasible;

•

Large-Scale Molecule Evaluation: the ability to scale our calculations of key drug properties to ultra-large idea sets of over a billion molecules to enable more rapid and successful identification of high-quality drug candidate molecules via integration of next-generation machine-learning methods with our physics-based techniques, as well as large-scale utilization of internal and cloud computing resources; and

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•

Integrated Data Management and Visualization: the ability to generate, access, and analyze the data derived from complex calculations integrated with assay data through a powerful and user-friendly graphical interface.

Recognition of our scientific advances has come through customer adoption, and in citations of publications in peer reviewed journals. For example, the initial paper describing our ligand-protein docking program, Glide, published in 2004 is currently the most cited paper in the history of the Journal of Medicinal Chemistry, a premier journal in its field. Glide continues to be broadly used as a hit-finding technology throughout the biopharmaceutical industry by our customers. We have made many similar scientific advances in fields including druggability assessment, affinity calculation, protein structure refinement, and molecule ideation and design. These advances were achieved by our team of hundreds of Ph.D.-level scientists and software engineers with extensive input from our Scientific Advisory Board, or SAB, which includes thought leaders in computational chemistry, physics-based simulations, statistical mechanics, and machine learning.

Also critically important to the advances we have made are the performance gains offered by using graphical processing unit, or GPU, computing and the cloud. Our platform is capable of running on all major cloud providers and taking advantage of their combined compute power. Combining the dramatic effects of GPU and cloud computing with our integrated physics-based and machine learning technologies enables shortening timelines, decreasing costs, and increasing the probability of success of drug discovery efforts.

Our computational platform is also applicable to new problems of interest and new fields of study. Since the underlying physics that drives a biologic to bind to its target is no different than the physics that drives a small drug molecule to bind to a protein, we have been able to successfully apply these technologies to the discovery of biologics. Similarly, the physics underlying the properties of materials is no different than the physics underlying the properties of drug molecules. Therefore, we have successfully applied our computational platform to materials science applications, including in the fields of aerospace, energy, semiconductors, and electronic displays.

Software Business

Overview

We are transforming drug discovery and materials design by driving widespread adoption of our computational platform by biopharmaceutical and industrial companies, academic institutions, and government laboratories globally.

We are the leading provider of computational software solutions for drug discovery to the biopharmaceutical industry. In 2019, all of the top 20 pharmaceutical companies, measured by 2018 revenue, licensed our solutions, accounting for $23.9 million, or 28%, of our total 2019 revenue. Additionally, in 2019, our software was used by researchers around the world at more than 1,350 academic institutions. The widespread adoption of our software is supported by an approximately 130-person global team of sales, technical, and scientific personnel. Our direct sales operations span across the United States, Europe, Japan and India, and we have sales distributors in other important markets, including China and South Korea.

We have a diverse and large existing customer base, ranging from startup biotechnology companies to the largest global pharmaceutical companies as well as an increasing number of materials science customers. Our ten largest software customers represented approximately 28% of our software revenue in 2019, and no single software customer represented more than 5% of our software revenue. We continue to expand our customer base as we promote the education and recognition of the potential of our computational platform across industries. As of December 31, 2019, we had 1,266 active customers, which we define as the number of customers who had an ACV of at least $1,000 in a given fiscal year, and the figure below shows the growth in the number of our active customers since 2013.

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We believe there is significant opportunity to expand the adoption of our platform within our growing customer base. Biopharmaceutical companies are increasingly adopting our software at a larger scale, and we anticipate that this scaling-up will drive future revenue growth. Our ability to expand within our customer base is best demonstrated by the increasing number of our customers with an ACV over $100,000. We had 103, 122, and 131 of such customers for the years ended December 31, 2017, 2018, and 2019, respectively. In addition, for the year ended December 31, 2019, we had 10 customers with ACV of $1.0 million or more. We believe biopharmaceutical companies are increasingly recognizing and applying the power and efficiency of our platform.

Furthermore, we believe our sales and marketing approach and the quality of our software solutions help us cultivate longstanding relationships and reoccurring sales. This is demonstrated by the length of our key relationships, with the average tenure of our 10 largest customers in 2019 being over 17 years. Furthermore, our ability to expand our customer relationships over time is exemplified by our ability to retain our customers with an ACV over $100,000. For the year ended December 31, 2019 and for each of the previous six fiscal years, our year-over-year customer retention rate for our customers with an ACV over $100,000 was 96% or higher. We believe the continued expansion of our customer base coupled with our ability to expand our customers’ use of our software will continue to drive revenue growth. The figure below shows the different ways in which we are accelerating our growth.

*

For the fiscal year ended December 31, 2019, we also had three customers with an ACV of between $950,000 and $1,000,000, which are not included in the chart above; we had one such customer for the fiscal year ended December 31, 2016.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference herein, for additional information regarding ACV and customer retention rate.

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Our Software Solutions for Drug Discovery

We offer our customers a variety of software solutions that accelerate all stages of molecule discovery, design, and optimization pursuant to agreements with terms typically for one year. Our licenses give our customers the ability to execute a certain number of calculations across specified software solutions. Certain of our key software solutions are highlighted below, along with the particular stage of drug discovery in which they are employed:

•	Target Identification and Validation: the identification and evaluation of a protein target that might be worthwhile to pursue as the subject of a drug discovery campaign.

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WaterMap characterizes the locations and energetics of water molecules occupying the binding site of, or solvating, a target protein. From this analysis, one can infer the druggability of a protein, as well as uncover opportunities to significantly increase binding affinity by exploiting the water structure in the binding site.

•	SiteMap allows binding site identification and evaluation to help locate potential protein binding sites, including allosteric sites, and predict the approximate druggability of those sites.

•	Hit Discovery: the identification of hit molecules.

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FEP+ is our free energy calculation software. In hit discovery, this software can be used to replace the central core of earlier known tight binding molecules to identify novel, highly potent molecules unavailable in library collections. Often these molecules have much higher binding affinity and have a better property profile than typical hit molecules.

•	Glide is our virtual screening program that is used to screen libraries of molecules to find hit molecules likely to bind a particular protein target in a specific conformation.

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WScore is our next-generation virtual screening program that utilizes a more accurate and robust description of protein-ligand interaction solvation effects. This and other novel features enable WScore to more reliably find hit molecules for challenging protein targets when screening libraries of molecules.

•	Shape uses the three-dimensional structure and shape of earlier known hit molecules to find new hits when screening libraries of molecules.

•	AutoQSAR/DeepChem uses modern machine-learning methods trained to earlier known hit molecules to find novel hits when screening libraries of molecules.

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Induced fit docking, or IFD, can computationally predict the binding mode of molecules to a binding site of a protein, including predicting how the conformation of the protein binding site may reorganize upon binding the molecule.

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Hit to Lead and Lead Optimization: Hit to lead is the stage at which small molecule hits are evaluated and undergo limited optimization to identify promising lead molecules. Lead optimization improves on the property profile of lead molecules by designing new analogs with improved potency, reduced off-target activities, and favorable physicochemical/metabolic properties.

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FEP+ is our free energy calculation software. In the hit to lead and lead optimization phases of drug discovery, FEP+ is used to predict the binding affinity of ligands to proteins with accuracy approaching that of physical experiments. It allows precise rank-ordering of large libraries of virtual molecules so that only the most potent molecules are synthesized in a program, which can save time and reduce cost. FEP+ can also be used to calculate the binding selectivity, solubility, and mutational resistance profiles of molecules, which are key properties for the optimization of bioavailability, toxicology, and efficacy.

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AutoQSAR/DeepChem uses modern machine-learning methods to produce predictive quantitative structure-activity relationship, or QSAR, models. This allows more accurate methods, such as FEP+, to be applied at a much greater scale but with less accuracy to much larger sets of molecules than would otherwise be possible and enables predictive QSAR models of other properties to be developed and deployed on drug discovery projects.

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PathFinder is an enumeration tool that enables the rapid exploration of synthetically tractable ligands. When PathFinder is deployed in conjunction with multiparameter optimization, machine learning, and FEP+ simulations, it provides a streamlined approach to create and evaluate large sets of synthetically tractable, lead-like, potent ligands.

•	Software Solutions Used Throughout the Drug Discovery Process:

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LiveDesign is our user-friendly enterprise informatics solution that enables interactive and collaborative molecule design, aggregation and sharing of data, and end-to-end discovery project coordination between chemists, modelers, and biologists.

•	Maestro is our user-friendly modeling environment, which allows expert modelers to utilize our advanced modeling solutions.

Our Software Solutions for Materials Science

We also sell software licenses to customers engaged in molecule design for industrial purposes. The software solutions for our materials science customers leverage much of the same technology as our software for biopharmaceutical companies. In addition, similar to traditional drug discovery efforts, traditional approaches to discovering new molecules in these fields also suffer from long timelines, and it can take as long as 10 to 20 years to bring new materials to the market. We are focused on leveraging our technology to transform the way new materials are discovered, and we believe that materials science companies are only beginning to recognize the potential of computational methods. We are continuing to build a team of subject matter experts to further drive adoption of our computational platform in each of the following areas in which we currently operate:

•	mobile electronics and displays—organic electronics (OLED);

•	aerospace and defense—polymers, composites;

•	microelectronics—semiconductors, thin film processing;

•	oil and gas—catalysis, reactivity;

•	energy—alternative energy, batteries; and

•	consumer packaged goods—soft matter, formulations.

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Drug Discovery Business

Overview

We are using our computational platform in both collaborative and wholly-owned drug discovery programs. Traditional drug discovery and development efforts have become increasingly complex, lengthy, capital-intensive, and are prone to high failure rates. Decreasing returns on investments in drug research and development have created a significant opportunity for us to leverage our computational platform to design and discover new medicines. In drug discovery stages, our platform can reduce the time and cost required to identify a development candidate with a more optimized property profile as compared to traditional methods. We believe that these candidates with more optimized property profiles will have a higher probability of success in clinical development.

The figure below illustrates the advantages in time, cost, and molecule quality of our computational drug design approach over traditional drug discovery approaches.

Our Drug Discovery Expertise

Our drug discovery group is comprised of a team of over 70 experts in protein science, biochemistry, biophysics, medicinal and computational chemistry, and discovery scientists with expertise in preclinical and early clinical development. Many of our scientists have decades of biopharmaceutical industry experience across multiple disciplines and areas of expertise and deploy our computational platform across an array of disease targets and indications. Our differentiated, physics-based platform empowers our integrated team of experts to design better molecules, in shorter timeframes, and at a lower cost than traditional drug design.

Our Drug Discovery Collaborations

Over the last decade, leveraging our platform and expertise, we have steadily grown our portfolio of collaborations with biopharmaceutical companies that have provided us with significant income and have the potential to produce additional milestone payments, option fees, and future royalties. These programs pursue design of clinical candidates across a wide range of therapeutic target protein classes and indications. Many of these programs are pursuing novel molecules for targets where a low-dose small molecule inhibitor or activator with optimal drug-like properties has been difficult to achieve or where selectivity for the target of interest has been difficult to achieve relative to other proteins. We have steadily grown our pipeline of collaborations by selectively entering into drug discovery collaborations with high potential from a large number of opportunities. Among the key factors that we use to select collaborators are whether the targets are well-validated, have high therapeutic potential, and are amenable to the strengths of our computational platform, and whether or not the

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collaborator brings complementary capabilities, all of which we believe contribute to an increased probability of success.

Our collaboration with Nimbus Therapeutics, LLC, or Nimbus, which we co-founded in 2009, is an example of the strength of our collaboration strategy and the power of our computational platform. Based on structural insights related to a novel allosteric binding site and our computational assays, Nimbus, in collaboration with us, was able to identify a unique series of acetyl-CoA carboxylase, or ACC, allosteric protein-protein interaction inhibitors with favorable pharmaceutical properties that inhibit the activity of the ACC enzyme. Nimbus achieved proof of concept in a Phase 1b clinical trial of its ACC inhibitor, firsocostat. In 2016, Nimbus sold the program to Gilead Sciences, Inc., or Gilead, in a transaction valued at approximately $1.2 billion, comprised of an upfront payment and earnouts. Of this amount, $601.3 million has been paid to Nimbus to date, and we received a total of $46.0 million in cash distributions in 2016 and 2017. We are eligible to receive up to $46 million in future cash distributions on the remaining approximately $600 million of earn outs, if and when such earn outs are achieved. However, the likelihood and timing of such payments, if any, are not possible for us to predict as the achievement of the development and regulatory milestones under the transaction agreement is uncertain and outside of our control. In December 2019, Gilead announced topline results from its Phase 2 clinical trial which included firsocostat, both as a monotherapy and in combination with other investigational therapies, in which the primary endpoint was not met. Gilead announced that it was continuing to analyze the data from the trial and determine next steps. We do not know how this development will affect Nimbus’ right to receive earnout payments from Gilead or our right to receive cash distributions from Nimbus.

Morphic Holding, Inc., or Morphic, was founded in 2014 and leverages our computational platform, together with unique insights into the structure and function of integrins discovered by Professor Timothy A. Springer, to develop novel therapeutics. Based on unique structure-function insights, Morphic, in collaboration with us, was able to design an oral inhibitor of the alpha 4 beta 7 integrin, which is an established target for autoimmune diseases. The currently approved therapeutic for this target is a monoclonal antibody that is approved for intravenous administration. Morphic became a publicly-traded company in June 2019. According to Morphic’s public filings, its alpha 4 beta 7 inhibitor small molecules exhibited high potency and selectivity for alpha 4 beta 7, oral absorption, and pharmacokinetic properties in preclinical studies. In addition, according to Morphic’s public filings, it has been able to establish preclinical pharmacological proof of concept, including observed effects on T-cell trafficking similar to a comparator alpha 4 beta 7 antibody with its alpha 4 beta 7 inhibitor small molecules. Based on these disclosed preclinical results and its on-going IND-enabling studies, Morphic has stated that it expects to file an IND for its alpha 4 beta 7 program by the middle of 2020 for the treatment of inflammatory bowel disease, or IBD, and expects to begin a Phase 1 clinical trial for this program in the third-quarter of 2020. Morphic has also disclosed that it is progressing a partnered alpha v beta 6 program toward clinical development for the treatment of idiopathic pulmonary fibrosis, or IPF. The most advanced product candidate in this program is MORF-720, a selective oral first-in-class alpha v beta 6-specific integrin inhibitor. In preclinical models of IPF, Morphic reported that it observed that administration of its alpha v beta 6 inhibitor was associated with local inhibition of TGF-beta, a clinically prominent pro-fibrotic cytokine. Morphic has stated that it expects to file an IND for its partnered alpha v beta 6 program by the end of 2020.

Furthermore, our collaboration with Agios Pharmaceuticals, Inc. that leveraged our computational platform resulted in two U.S. Food and Drug Administration, or FDA, approved therapies, Tibsovo (vosidenib) for the treatment of adult patients with acute myeloid leukemia (AML) who have an isocitrate dehydrogenase-1 (IDH1) mutation as detected by an FDA-approved test, and IDHIFA (enasidenib), which is being marketed by Agios’ collaborator, Celgene Corporation, a wholly-owned subsidiary of Bristol-Myers Squibb Company, and is indicated for certain adult patients with relapsed refractory AML who have an isocitrate dehydrogenase-2 (IDH2) mutation as detected by an FDA-approved test. We do not have any financial interest, such as the right to receive royalties or other payments, with respect to either of these approved therapies.

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Through access to the maximum potential scale of our computational platform and our drug discovery and software development teams, our collaborators receive the following key benefits:

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Immediate utilization of our platform: Ability to immediately and efficiently leverage the full benefits of our computational platform, without the need for training or ramp-up time, thereby enabling accelerated drug discovery.

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Access to massive compute power: Ability to run our computational software on one of the largest GPU clusters dedicated to drug design in the industry, thereby avoiding the time and cost needed to build this infrastructure on their own.

•	Early access to cutting-edge functionality: Real-time access to emerging solutions as they are being developed.

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Target exclusivity: Under our collaboration agreements, we agree to design drugs for a particular protein target or targets using our computational platform and knowhow exclusively for the collaborator.

Collaboration Agreements

We have entered into a number of collaborations with biopharmaceutical companies under which our collaborators are pursuing research in a number of therapeutics areas, including without limitation, various programs in oncology, antifungal diseases, fibrosis, inflammatory bowel disease, metabolic disease, autoimmune disease, immune-oncology, cardiopulmonary disease and tuberculosis. Our current collaborators include Ajax Therapeutics, Inc., Bright Angel Therapeutics Inc., Faxian Therapeutics, LLC, Morphic Holding, Inc., Nimbus Therapeutics, LLC, Ono Pharmaceuticals Co., LTD., Sanofi S.A., ShouTi Inc., Sun Pharma Advanced Research Company Ltd., TB Alliance and Takeda Pharmaceuticals Company Limited, or Takeda. With the exception of Takeda, where we retain all intellectual property rights until Takeda exercises its option to acquire a program, all of the programs being pursued under these collaborations are fully owned and controlled by each respective collaborator. Our opportunity to receive potential revenues from any of these programs is generally limited to research funding payments, development, regulatory, and commercial milestones, option fees to license projects and royalties on commercial sales, if any. We are not responsible for advancing their preclinical or clinical development or their commercialization, if approved.

Equity Stakes. We have received equity consideration in certain of our collaborators, and from time to time, we have also made additional equity investments in certain of these collaborators. As noted above, all of these programs are fully owned and controlled by each respective collaborator, with the exception of Faxian, which is a 50/50 joint venture. The following table presents our equity stakes in our collaborators that are greater than 1.0% on an issued and outstanding basis as of December 31, 2019:

Company	Ownership %
Ajax Therapeutics, Inc.	8.7%
Bright Angel Therapeutics Inc.	33.3%
Faxian Therapeutics, LLC (JV)	50.0%
Morphic Holding, Inc.(1)	2.7%
Nimbus Therapeutics, LLC(2)	6.7%
Petra Pharma Corp.(3)	5.5%
ShouTi Inc.	8.7%

(1)

Based on the number of shares of common stock outstanding as of February 27, 2020, as reported on Morphic’s Annual Report on Form 10-K, for the year ended December 31, 2019, as filed with the SEC on February 27, 2020.

(2)	On a fully diluted unit basis.
(3)

During May 2020, Petra Pharma Corp. entered into a merger agreement with a third party. In connection with the merger, we received approximately $4.6 million on account of our equity stake and are eligible to

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receive potential earn-outs tied to the achievement of specified development, regulatory and commercial milestones.

Financial Rights. In addition to our equity stakes in certain of our collaborators, we also have rights to various payments on a collaborator-by-collaborator agreement basis including research funding payments, discovery, development, and commercial milestones, potential option fees to license projects, and potential royalties in the single-digit range. Under certain of our collaboration agreements, we are also eligible to receive a percentage of our collaborators’ sublicense revenue.

The figures below show the number of collaborative programs we have worked on in each given year, as well as the amount of revenue we have generated from our collaborations through the combination of research funding payments, discovery and development milestones, and other fees for the periods presented.

Most of our collaborative programs are currently still in the discovery stages. Generally, the size of the payments we are eligible to receive from a collaborative program increases as the program advances. As a result of the broader validation of our platform, we intend to pursue an increasing number of wholly-owned programs, and we will continue evaluating new collaborative programs that fit our selection criteria and where the collaborator’s particular expertise has the potential to create substantial value. Importantly, our current collaboration agreements typically also contemplate additional program targets being added, allowing our collaborators to potentially increase the number of programs under our current collaboration agreements.

However, because these collaborations are not under our control, we cannot predict whether or when we might achieve any event-based increases in research funding payments, milestone payments, royalty or other payments under these collaborations or estimate the full amount of such payments, and we may never receive any such payments. For a further discussion of the risks we face with respect to receipt of any of these payments, please refer to “Risk Factors—Risks Related to Drug Discovery—We may never realize return on our investment of resources and cash in our drug discovery collaborations” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference herein.

How We Work with Our Collaborators. Generally, our existing collaboration agreements provide that we agree to design drugs for a particular target or targets using our computational platform and knowhow exclusively for the collaborator. The collaborator retains the intellectual property related to any molecules developed under the collaboration. Generally, our collaborators are not contractually required to provide us with, nor do we expect generally to receive, access to nonpublic information regarding key developments related to the advancement of these collaboration programs, such as clinical trial results, including safety and efficacy data, regulatory communications, or commercialization plans and strategies. To the extent we do receive such information, our collaboration agreements generally require us to maintain the confidentiality of information we receive under the collaboration.

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As our collaboration strategy has evolved, we are seeking to take more direct control and responsibility for all aspects of a drug discovery project and own a higher percentage of the value generated in the completed programs. For example, under our collaboration with Takeda, after mutual agreement on the target(s) of interest, our drug discovery group conducts all drug discovery research and pharmacology activities through the development candidate stage. Takeda has the option to acquire the program at either the lead optimization stage or development candidate stage and to develop and commercialize product candidate(s) from the program. Importantly, under the collaboration with Takeda, we control the drug discovery process and retain all intellectual property rights to any product candidates that are discovered under the program until Takeda exercises its option to acquire the program. The collaboration with Takeda anticipates drug discovery research on up to six targets. Three programs have been initiated to date in schizophrenia, oncology, and neurodegenerative disease with multiple milestone payments achieved. Two of these programs continue to advance while the program in schizophrenia is no longer an active collaboration and all rights to this program will continue to be retained by us.

The program in neurodegenerative disease is focused on the discovery of a best-in-class compound toward a protein involved in neuronal degeneration. As shown in the figures below, our lead molecule showed inhibition of the protein’s activity at 100-fold lower concentrations in biochemical and cell based assays and ex vivo in a preclinical neuronal injury protection assay when compared to a published benchmark molecule.

Our Internal, Wholly-Owned Drug Discovery Programs

Since mid-2018, we have launched a total of five internal, wholly-owned programs. We expect to begin to initiate IND-enabling studies in our programs by the first half of 2021, first in oncology and then potentially in other areas. Our strategy is to pursue an increasing number of wholly-owned programs and strategically evaluate on a program-by-program basis entering into clinical development ourselves or out-licensing programs to maximize commercial opportunities.

Our Pipeline

We are leveraging our computational platform with the aim of rapidly advancing the discovery of best-in-class and first-in-class therapeutics. Our first cohort of internal programs is focused on discovering and

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developing inhibitors for targets in DNA damage response pathways and genetically defined cancers. The following is a summary of our internal, wholly-owned drug discovery programs:

Our Approach to Target Selection

Our selection of targets is based on an extensive analysis of human targets and drug discovery programs. We analyze targets using automated methods at scale. The key steps we take in prioritizing programs involve:

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Structural and modeling enablement. We use our computational platform to analyze protein structure quality as well as druggability of binding sites across thousands of target proteins in parallel. For a subset of high-quality structures of interest, we confirm amenability to our computational platform.

•	Evaluation of therapeutic potential. Our selection of targets is strongly influenced by the level of validation of the target, including analysis of human genetics and prior clinical data.

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Identification of unsolved design challenges. We determine whether there are property profile challenges that could be solved by the application of our computational platform and provide a clinically meaningful differentiated, best-in-class or first-in-class product opportunity.

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Assessment of potential value of pathways and mechanisms. We evaluate industry and commercial interest as well as the clinical utility with the aim of prioritizing programs with high commercial and therapeutic potential.

Using this comprehensive analysis, we have identified a large number of protein targets that we believe are amenable to our technology. We continue to evaluate a number of additional targets using this analysis methodology.

DNA Damage and Replication Stress Response Programs

Our first two drug discovery programs are focused on targets that mediate DNA repair, cell cycle regulation, replication stress responses, and apoptosis, or programmed cell death. Numerous structurally-enabled targets exist within cellular machinery that mediate these functions, including the targets of our programs, cell division

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cycle 7-related protein kinase, or CDC7, and Wee1 protein kinase. We made the decision to focus on these targets following third-party clinical success of other DNA damage response and cell cycle checkpoint inhibitors, such as poly(ADP-ribose) polymerase, or PARP, inhibitors and CDK4/6 kinase inhibitors.

Healthy cells are programmed to respond to DNA damage through various pathways. The cell cycle is managed and regulated by several checkpoint kinases. For example, during the “S phase” of the cycle, checkpoint activation arrests the cell cycle and allows the cell sufficient time to repair damaged DNA before the initiation of cell division. This process prevents the propagation of cells with aberrant DNA.

Rapid cell division driven by cancer-causing genes known as oncogenes and mutations in tumor suppressor genes fuels cancer cell growth. The ability of cancer cells to sense and repair damaged DNA is impaired making them more susceptible to DNA damage and dependent on fewer repair pathways.

In order to achieve successful cell division, cancer cells depend on certain checkpoint kinases to repair DNA damage. This includes checkpoint kinases usually active during the S phase. Inhibition of these kinases leaves cancer cells vulnerable to failed DNA damage repair and high levels of replication stress, failure of cell division, and cell death. Combining the inhibition of multiple DNA damage response mechanisms has the potential to heighten the damage sustained by cancer cells and lead to durable efficacy.

The figure below illustrates the impact of checkpoint inhibition on cancer cells.

SDGR1 Program—CDC7 Kinase Inhibitors

We are developing tight-binding, selective, novel small molecule inhibitors of CDC7 for the treatment of advanced solid tumors, including esophageal and lung cancers and potentially brain metastases. CDC7 is a serine/threonine protein kinase that has been shown to be a required step in DNA replication initiation. CDC7 levels are high in certain adenocarcinomas, and CDC7 is thought to be linked to these cancer cells’ proliferative capacity and ability to bypass normal DNA damage responses.

CDC7 phosphorylates and activates the enzymes responsible for DNA replication initiation. Disruption of CDC7 activity in cancer cells leads to delayed DNA replication, cell cycle abnormalities, and cell death.

The antiproliferative potential of CDC7 inhibition was validated by a third party in Phase 1 clinical trials of a CDC7 inhibitor in which responses were observed in patients, including those with bladder and pancreatic

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cancer. Prior to this positive result, existing CDC7 inhibitors were not sufficiently tight-binding, lacked selectivity, and demonstrated poor pharmacokinetic properties.

In order to maximize the number of cancer cells in cell cycle arrest, very tight-binding inhibitors are required to achieve durable clinical impact as monotherapy or in the context of clinical combinations. Using our computational platform, we have identified multiple tight-binding, selective, and novel CDC7 inhibitor series. We have progressed this program from conception to optimized lead molecules in approximately ten months.

As shown in the figure below, our early molecules demonstrated inhibition of a downstream biomarker of CDC7, intratumoral phosphorylated MCM2, or pMCM2, that was used as an endpoint in recent third party clinical trials of a CDC7 inhibitor. Furthermore, one series of our molecules displayed high levels of brain penetration in preclinical assays, which may provide an opportunity for the treatment of brain metastases in solid tumor patients. Combination of our early molecules and the Wee1 inhibitor AZD1775 (adavosertib), which is undergoing clinical trial testing in cancer patients, showed additive anti-proliferative effect in Colo205 cells, or human colon adenocarcinoma cells. Combination of another of our molecules and olaparib, an FDA-approved PARP inhibitor marketed as LYNPARZA by AstraZeneca, also showed additive anti-proliferative effects in H460 cells, or human non-small-cell lung cancer cells. Additive effects were also shown in combination with ceralasertib, an ataxia telangiectasia and Rad3-related, or ATR, inhibitor in Colo205 cells.

SDGR2 Program—Wee1 Kinase Inhibitors

Wee1 is a gatekeeper checkpoint kinase that prevents cellular progression through the cell cycle allowing time for DNA repair before cell division takes place. We are therefore developing tight-binding, selective Wee1 inhibitors with optimized physicochemical properties that we believe will be well suited for combinations with other DNA damage response therapies such as PARP and ATR inhibitors for the treatment of ovarian, pancreatic, breast, and lung cancers.

Wee1 acts as a negative regulator of entry into mitosis at the G2/M transition by protecting the nucleus from CDC2, an important activator that triggers cell division. Wee1 is one of the two mechanisms known by which the G2 checkpoint is initiated in response to DNA damage. Blockade at the G2 checkpoint is especially important, as some tumors rely on DNA repair at the G2 checkpoint. Thus, inhibition of Wee1 can trigger massive DNA breakage and apoptosis in tumor cells.

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A Wee1 inhibitor currently being investigated in Phase 2 clinical trials by a third party has shown clinically meaningful tumor regression with partial responses and stable disease in ovarian cancer and small cell lung carcinoma, and is being studied in combinations with chemotherapy, PARP inhibitors, and immunotherapy.

A prior third party Wee1 inhibitor that has advanced to clinical trials may have off-target effects resulting from inhibition of polo-like kinase 1, or PLK1, and inactivation of a liver enzyme, CYP3A4, which is responsible for elimination of drug and drug metabolites from the body, making dosing and combinations more challenging. We believe our computational platform can be used to identify tight-binding molecules with optimized drug-like properties that exhibit neither of these liabilities.

We have identified Wee1 inhibitor lead molecules that are tight-binding and 100-fold more selective for Wee1 versus PLK1, and have exhibited a favorable property profile, including no observable inactivation of CYP3A4. We were able to achieve these outcomes within the first six months of project work.

We are also pursuing in vitro Wee1 and PARP inhibitor combination studies to prepare for proof of concept studies in patient-derived tumor mouse models. In addition, we have demonstrated that combining CDC7 and Wee1 inhibitors leads to additive anti-proliferative effects in cancer cell models, which we believe may have implications for future clinical combination trials. We believe that our selective Wee1 inhibitors, with an optimized CYP3A4 profile, are well positioned for combination therapy.

Genetically-Defined Cancers

Our next three drug discovery programs are focused on genetically-defined cancers. Alterations in the DNA sequence of a cancer cell genome, including mutations, genomic amplification, and rearrangements are responsible for the initiation and progression of most cancers.

SDGR3 Program—MALT1 Inhibitors

We are developing novel MALT1 inhibitors for the treatment of patients with non-Hodgkin’s lymphoma and chronic lymphocytic leukemia who are resistant to or have relapsed on Bruton’s tyrosine kinase, or BTK, inhibitors, a currently-approved therapy for lymphoma patients. Constant activation of nuclear factor-kappa B, or NF-kB, a key signaling molecule in B cells, is a hallmark of several subtypes of lymphoma. MALT1 is a protein that is downstream of BTK in the NF-kB signaling pathway and when rearranged, drives lymphoma cell growth.

The anti-proliferative effect of covalent BTK inhibitors, such as ibrutinib and acalabrutinib, provides clinical and commercial proof-of-concept that inhibiting NF-kB signaling can be effective for the treatment of B-cell malignancies with elevated B-cell receptors signaling, including chronic lymphocytic leukemia, Waldenström’s macroglobulinemia, mantle cell lymphoma and marginal zone lymphoma. However, a common active site mutation in patients following long-term BTK inhibitor treatment prevents covalent binding of ibrutinib and acalabrutinib to BTK leading to loss of efficacy.

Activated B-cell, or ABC, a subtype of diffuse large B-cell lymphoma, or ABC DLBCL, is the most common type of aggressive non-Hodgkin B-cell lymphoma. ABC DLBCL is associated with a number of mutations that trigger a constitutively active NF-kB signaling pathway, which often is mediated by increased MALT1 protease activity. Among these mutations is a gain of function mutation or amplification of MALT1, which has also been identified in ABC DLBCL patients.

We have used our computational platform to rapidly identify novel, tight-binding MALT1 small-molecule allosteric inhibitors with drug-like properties. Furthermore, we have been able to demonstrate that our MALT1 inhibitors show additive effects when combined with BTK inhibitors in ABC DLBCL lymphoma cell lines. We achieved these outcomes in less than four months from project initiation.

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In OCI-LY3 cells, which are resistant to BTK inhibitors, our current MALT1 inhibitors showed dose responsive anti-proliferative effects compared to ibrutinib, strongly suggesting the potential of our inhibitors to benefit patients with acquired resistance due to long term BTK inhibitor treatment.

Our MALT1 inhibitors demonstrated in vivo target engagement with decreased tumor B-cell lymphoma 10 (BCL 10) cleavage in a mouse model bearing OCI-LY10 cell derived tumors after oral daily dosing. Further, additive anti-proliferative effects were observed when combining our inhibitors with ibrutinib and acalabrutinib in preclinical studies of OCI-LY10 cells, which are responsive to BTK inhibitors. Additional combination studies were conducted with a next generation BTK inhibitor, ARQ-531, a third-party investigational reversible non-covalent inhibitor of BTK that inhibits wild type and ibrutinib-resistant BTK-C481S mutants. Our MALT1 inhibitors showed additive effects when combined with ARQ-531 in preclinical studies. This supports the potential for our MALT1 inhibitors to be combined with BTK inhibitors to treat patients with B-cell malignancies who no longer respond to existing BTK inhibitors.

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SDGR4 Program—HIF-2 alpha Inhibitor

We are developing a HIF-2 alpha inhibitor for the treatment of renal cell carcinoma as monotherapy or in combination with immunotherapy agents, PD-1 or PDL-1 antibodies, and potentially other indications, such as pulmonary hypertension. HIF-2 alpha, also known as EPAS1, is one of several master regulators of intratumoral hypoxia and control hypoxia-mediated pathological processes in tumors, including angiogenesis, pH homeostasis, cell migration/invasion, stem cell pluripotency, immune evasion, and therapy resistance. The work elucidating the underlying biology of this mechanism was awarded the 2019 Nobel Prize in Physiology and Medicine.

In third-party studies, clinical proof of concept was recently demonstrated for the role of HIF-2 alpha inhibition in patients with clear cell renal cell carcinoma, or CCRCC, caused by a germline mutation in the Von Hippel-Lindau tumor suppressor gene. We have used our computational platform to design molecules that are predicted to be tight-binding, highly selective, orally bioavailable inhibitors of the HIF-2 alpha interaction with aryl hydrocarbon receptor nuclear translocator, or ARNT. We plan to continue advancing these molecules through preclinical testing. Prolonged treatment of CCRCC patients with a HIF-2 alpha inhibitor resulted in resistance through a mutation (G323E) identified in approximately 20% of patients in a third-party Phase 1 clinical trial sub-study, consistent with observations from pre-clinical models. In designing our molecules, we are modeling the impact of this and other potential resistance mutations.

SDGR5 Program—SOS1/KRAS Inhibitor

We are developing a SOS1/KRAS protein-protein interaction inhibitor for the treatment of KRAS-driven cancers. SOS1, or Son of sevenless-1, is involved in the activation and regulation of KRAS. Oncogenic mutant KRAS stimulates the growth of some of the most intractable tumors, such as lung, pancreatic, and colon cancer. Strategies to disrupt the persistently active Ras pathway have focused on targeting Cys12 of the oncogenic mutant KRAS G12C with covalent inhibitors. Disruption of the SOS1/KRAS interaction has emerged as an alternative approach based on third party preclinical data. Our initial efforts suggest that we can leverage our computational platform to identify a novel development candidate for this target to capitalize on this first-in-class opportunity.

Future Programs

We have identified a large number of protein targets that we believe are amenable to our computational platform, which creates a large and growing inventory of targets that we can potentially advance into discovery programs. Our drug discovery group also intends to pursue targets with strong biological validation and therapeutic potential that currently lack protein structures of sufficient quality to permit the use of our computational platform for drug discovery. We are actively pursuing strategic alliances with collaborators that have the ability to generate high-quality protein structures for these targets, which will enable us to initiate discovery efforts.

Genomic instability of malignant cells leads to genetic mutations that can drive resistance to kinase inhibitors, creating the need for second and third generation drugs targeting the same disease. Our computational platform has been shown to be capable of predicting the impact that mutations in the kinase domain have on drug binding, potency, and drug sensitivity. Use of our platform to assess and evaluate the impact of clinical mutations on drug potency can be a powerful tool for drug discovery. We believe that deploying our platform at scale with access to genomic profiling data for patients puts us in a strong position to predict the impact of active-site resistance mutations with clinically relevant accuracy to optimize the design of molecules that are robust against common resistant mutations.

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Technical Details of Our Key Technologies

Calculation of key drug properties using physics-based methods

Over the past 30 years and with the concerted effort of hundreds of our scientists and software engineers, we have developed a physics-based computational platform that is capable of predicting the binding affinity of a drug molecule with a high degree of accuracy. The binding affinity of a drug molecule to a target protein is the key driving force of its in vivo efficacy. Specifically, when a drug binds to a target protein, the affinity with which it binds directly affects the extent to which it will modulate the function of the protein. Therefore, the ability to predict the binding affinity of a drug molecule to a target protein with a high degree of accuracy can significantly accelerate discovery of new efficacious medicines.

Accurately calculating the binding affinity of a drug molecule to a protein is enormously complex and requires a full characterization of all the physical contributions to the binding. These contributions include the deformation and/or rigidification of the small molecule into the bound conformation (ΔG(1) in the figure below) and the rigidification of the protein in the bound conformation (ΔG(2)), the removal of waters surrounding the molecule (ΔG(3)) and the removal of waters within the protein binding site (ΔG(4)), and finally the interactions achieved between the molecule and protein when binding to form the protein-molecule complex (ΔG(5)).

We have developed a solution to consistently assess all of these contributions to binding with a high degree of accuracy, building on a method called “free energy perturbation.” Free energy perturbation perturbs, or transforms, an initial molecule into another molecule of interest and evaluates how that transformation changes binding affinity to a particular protein target. Our solution for conducting these calculations is called FEP+. FEP+ is enabled by the following differentiated constituent technologies:

•	classical molecular mechanics force field with broad coverage of drug-like molecules with a high degree of accuracy;

•	an automated workflow allowing for force field coverage to be extended on the fly utilizing our accurate quantum mechanics software;

•	computationally efficient molecular dynamics engine that runs on GPUs;

•	efficient, enhanced sampling methods that allow the calculation to be converged with reduced simulation times;

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•	automated atom-mapping and interaction-mapping assignment; and

•	ability to scale these calculations to leverage large cloud computing environments.

All of these constituent technologies are necessary to achieve the accuracy, scalability and applicability of our free energy perturbation implementation.

In a recent peer-reviewed study including approximately 3,000 molecules across approximately 90 distinct projects, FEP+ exhibited an error profile that indicates its affinity predictions approach the accuracy of running a laboratory experiment. FEP+ is also able to perform these computations more rapidly than experimental assays. Computational assessment of a molecule utilizing FEP+ requires approximately 24 hours of computation on a GPU or only a few hours on a computer that contains eight GPUs. In comparison, it often takes weeks to synthesize a drug-like molecule and assay its binding affinity for the target of interest in a laboratory. As a result, our FEP+ solution can be used to explore very large numbers of molecules to identify drug candidates much more rapidly than would be possible solely using experimental approaches.

In a peer-reviewed article published in collaboration with a large biopharmaceutical company, the ability of FEP+ to prioritize molecules for synthesis expected to bind more tightly than an initial hit was compared with several other industry-standard approaches. We found that FEP+ succeeded in prioritizing the synthesis of molecules with improved binding affinity with eight times greater success than any other technique tested. This evidence supports the essential role that FEP+ can play in advancing drug discovery programs.

Enumeration of extremely large libraries of molecules

We have developed methods to enumerate extremely large libraries of molecules with our PathFinder software solution, thereby allowing our software customers, our drug discovery collaborators, and our internal drug discovery team to explore a much larger portion of chemical space than is possible through manual design. The chemical enumeration technology we have developed incorporates over a hundred known chemical reactions that can, in a fully automated fashion, computationally explore billions of alterations of a molecule of interest.

Scaling accurate physics-based calculations to extremely large libraries of molecules

Although FEP+ calculations have been shown to be accurate, it is not possible to apply these calculations to billions of molecules given the current availability of computing resources. To address this problem, we developed an approach that leverages the accuracy of FEP+, but allows for exploration of billions of molecules in a reasonable amount of time by leveraging machine learning. We have succeeded in integrating our physics-based molecule scoring with highly computationally efficient modern machine-learning methods. This combined approach allows us to apply our physics-based calculations to much larger sets of molecules than would otherwise be computationally tractable. This allows us to both increase the speed and likelihood of identifying clinically viable molecules.

Advances in deep learning, a type of machine learning, in the past several years have required very large data sets as input to train the model. In a drug discovery program, the experimental data is typically sparse and expensive to procure, which is particularly problematic given that relevant drug-like chemical space is effectively infinitely large, estimated to be 10^60 molecules. For this reason, we believe that it would be extremely difficult to realize competitive advantage in a drug discovery program by using a platform exclusively based on machine learning or deep learning. Instead, we have developed an approach to integrate physics-based and machine-learning based scoring methodologies that allows the machine learning model to interactively prioritize additional molecules for physics-based analyses, known as active learning. Active learning retains the computational efficiency of machine learning while also taking advantage of the accuracy of the physics-based method. One can evaluate the utility of any particular prediction method with regard to both its accuracy and its computational efficiency. Modern machine learning methods, such as deep learning, do provide a small

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improvement over conventional machine learning methods. However, for much of its history, conventional molecular simulations were much less computationally efficient than machine learning but not that much more accurate.

In developing FEP+, we were able to resolve deficiencies in early attempts to develop physics-based methods. FEP+ calculations are much more accurate than either conventional machine learning or modern machine learning when scoring molecules structurally distinct from the training set data. In addition, by integrating FEP+ with our machine learning implementation, which we refer to as AutoQSAR / DeepChem, we developed a solution that we refer to as Active Learning FEP+. Active Learning FEP+ combines the accuracy of free energy calculations with the speed of machine learning calculations and can be used to explore up to billions of molecules within a few days. By further combining this functionality with our ability to enumerate large sets of molecules provided by PathFinder and our ability to build and manage complex workflows utilizing cloud resources, we are able to deploy these capabilities at scale to advance projects.

Active Learning FEP+ is depicted in the figure below.

FEP+ is used to build a local model for a large library of molecules instead of relying on experimental data to provide the training set for the machine learning model. That machine learning model is then used to filter the large library of molecules down to a number that is small enough to be able to prioritize with FEP+. The result is that it takes only a few days to prioritize one billion molecules rather than one million days.

Rapid identification of novel active hit molecules suitable to initiate hit-to-lead and lead optimization efforts

Several hit-finding technologies we have developed are routinely used to identify active hit molecules to initiate small molecule drug discovery programs. In our hit-finding campaigns, we and our software customers typically utilize:

•	modern machine learning models trained to the two-dimensional structures of known active molecules using our software solution, AutoQSAR/DeepChem;

•	shape-based methods trained to the known or computationally deduced three-dimensional bioactive conformations of known active molecules using our software solution, Shape;

•

structure-based docking methods that evaluate the number and kind of interactions possible utilizing a static atomistic representation of the experimentally determined three-dimensional structure of the target protein receptor using our software solutions, Glide and WScore; and

•	free energy calculations using our software solution FEP+, which provides a fully dynamic atomistic representation of the target protein receptor.

These four approaches are complementary to each other, and their integrated use has led to successful hit-finding campaigns for dozens of protein targets in our collaborative and wholly-owned drug discovery

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programs. There are also numerous reports in the literature and in patents of our software customers utilizing some combination of these approaches to identify hit molecules.

AutoQSAR/DeepChem is trained to find known active molecules in a search through a molecule library and operates solely on the two-dimensional structure of the molecule. From this training process, AutoQSAR/DeepChem learns to identify substructures in the molecules that may lead to activity. Then when applied to large libraries of molecules, these methods can identify molecules with measurable activity against the target protein. These methods are highly efficient and can be used to screen one billion molecules in less than one day on a few hundred CPUs. However, one significant limitation is that machine learning methods cannot extrapolate into chemical space that differs from the training set and therefore, this method tends to identify molecules similar to already known molecules.

Shape is used to identify molecules with a similar shape to known active molecules. It has been shown that molecules with similar three-dimensional shapes can have similar activities. While the hit rates and computational efficiencies of Shape and AutoQSAR/DeepChem are generally comparable, the hit molecules returned by these techniques tend to be distinct and complementary rather than redundant. This allows results from Shape to augment the AutoQSAR/DeepChem results while still being efficient for screening a large library.

Glide and WScore use knowledge of three-dimensional structure of the binding site of the protein of interest, rather than the structure of active molecules, to evaluate the likelihood of a small molecule to bind a protein target. Glide and WScore evaluate molecules based on the number and kind of contacts made between the molecule and protein. These methods are much more computationally expensive than AutoQSAR/DeepChem or Shape, often requiring seconds to minutes of CPU computing time per molecule. However, they can be more readily applied to targets for which there is little or no earlier reported active molecules.

The fourth computational method we routinely use to identify hit molecules to initiate drug discovery programs is the FEP+ solution described above. When used in this context, FEP+ can be used to completely replace the core moiety of an earlier known molecule to yield a novel molecule with similar binding potency. This approach is much more computationally intensive than previous methods, often ~24 GPU hours per molecules, but is also much more accurate. Utilizing this approach on multiple programs, we have been able to identify novel nanomolar or picomolar inhibitors in the first few months of project chemistry that have property profiles typical of molecules only observed in the later hit-to-lead phases of drug discovery.

Computational analysis of the energetic properties of water molecules occupying molecule binding sites in proteins

Subtle structural variations in molecules can have a profound impact on binding affinity to the protein target. The effects of these structural variations can be explained by a detailed examination of the thermodynamics of binding, including the free energy changes resulting from displacing water molecules in the binding site. Our computational software solution WaterMap maps the locations and energetic properties of water molecules that occupy protein binding sites, provides insight into the properties of the binding site, and quantitatively describes the water-mediated forces driving the binding of small molecules. Further, such an analysis can be used to assess the propensity of drug-like molecules to bind to the protein target with high affinity. WaterMap presents the computed results graphically for easy visualization of the water molecules occupying a binding site and their energetic properties. This makes interpretation of binding affinity data more intuitive and provides insights to possible design routes to improve potency and selectivity.

Competition

The overall market for molecular discovery and design software is global, rapidly evolving, competitive, and subject to changing technology and shifting customer focus. The solutions and applications offered by our competitors vary in size, breadth, and scope.

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We believe the principal competitive factors in our market include, among other things, accuracy of computations, level of customer satisfaction and functionality, ease of use, breadth and depth of solution and application functionality, brand awareness and reputation, modern and adaptive technology platform, integration, security, scalability and reliability of applications, total cost, ability to innovate and respond to customer needs rapidly, and ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we compete favorably on the basis of these factors and that the effort and investment required to develop a computational, physics-based platform similar to ours will hinder new entrants that are unable to invest the necessary capital and time, and lack the breadth and depth of technical expertise required to develop competing technology. Our ability to remain competitive will largely depend on our ability to continue to improve our computational platform and demonstrate success in our drug discovery efforts.

Our software solutions face competition from commercial competitors in the business of selling simulation and modeling software to biopharmaceutical companies. These competitors include BIOVIA, a brand of Dassault Systèmes SE, or BIOVIA, Chemical Computing Group (US) Inc., Cresset Biomolecular Discovery Limited, OpenEye Scientific Software, Inc., Optibrium Limited, and Simulations Plus, Inc. We also have competitors in materials science, such as BIOVIA and Materials Design, Inc., and in enterprise software for the life sciences, such as BIOVIA, Certara USA, Inc., and Dotmatics, Inc. In some cases, these competitors are well-established providers of these solutions and have long-standing relationships with many of our current and potential customers, including large biopharmaceutical companies. In addition, there are academic consortia that develop physics-based simulation programs for life sciences and materials applications. In life sciences, the most prominent academic simulation packages include AMBER, CHARMm, GROMACS, GROMOS, OpenMM, and OpenFF. These packages are primarily maintained and developed by graduate students and post-doctoral researchers, often without the intent for commercialization. We also face competition from solutions that biopharmaceutical companies develop internally, smaller companies that offer products and services directed at more specific markets than we target, enabling these competitors to focus a greater proportion of their efforts and resources on these markets, as well as a large number of companies that have been founded with the goal of applying machine learning technologies to drug discovery.

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition, and strong emphasis on proprietary products. While we believe that our computational platform, technology, knowledge, experience, and scientific resources provide us with competitive advantages, our drug discovery business faces potential competition from many sources, including major pharmaceutical, specialty biopharmaceutical companies, technology companies, academic institutions and government agencies, and public and private research institutions. Any product candidates that we or one of our collaborators successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

License Agreements with Columbia University

We have entered into several license agreements with Columbia University, or the Columbia License Agreements. The Columbia License Agreements establish our rights and obligations with respect to certain patents, software code, technology, and improvements thereto that we license from Columbia University and that are used in, and integrated into, our software solutions, and our physics-based computational platform. Our rights and obligations under, and the terms and conditions of, the Columbia License Agreements that we consider material to the operation of our business are described more fully below.

On November 1, 2008, we entered into an amendment, or the Royalty Amendment, to certain Columbia License Agreements, including each of the agreements described below. The Royalty Amendment simplified the royalties payable under each agreement on gross revenues generated from the use of any product which contains any code or software, or is covered by any patent, that we license from Columbia University, or a Licensed Product, in connection with a services agreement. We also pay royalties under the Columbia License Agreements

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on gross revenues generated from the sale, licensing or renting of our Licensed Products, which we calculate on a product-by-product basis. In the event that one or more Licensed Products are sold together with other products for a single aggregate license fee, we have agreed to pay to Columbia University the applicable royalty on the gross revenues attributable to each Licensed Product based on the relative list prices of each product covered by such license fee.

For a description of the royalties payable by us to Columbia University in connection with our services agreements, see “License Agreements with Columbia University—Services Royalty Amendment” below.

PS-GVB License Agreement

On May 5, 1994, we entered into a license agreement, or the 1994 Columbia Agreement, with Columbia University, which was amended on September 9, 2004 and November 1, 2008. The technology licensed under the 1994 Columbia Agreement is incorporated into our Jaguar quantum mechanical program, which we market and distribute as part of our physics-based computational platform. The 1994 Columbia Agreement grants us a worldwide, exclusive, license to the software code developed by Columbia University and incorporated into the electronic structure software program PS-GVB v1.0, or the PS-GVB Code, and all improvement to the PS-GVB v1.0 software program and PS-GVB Code developed by Columbia University, or the PS-GVB Improvements, including all PS-GVB Code and PS-GVB Improvements that are incorporated into any new products, new releases, and new versions related to the software, or the New PS-GVB Module Code, in each case, to reproduce, use, execute, copy, operate, sublicense, and distribute in connection with the marketing and sale of our products and services, to develop improvements thereto, and to conduct research and backup disaster recovery. We may only sublicense the PS-GVB Code, the PS-GVB Improvements, and the New PS-GVB Module Code, or the Licensed PS-GVB Software, to the extent they are incorporated into a product that is sold directly by us or that is distributed on our behalf. Under the 1994 Columbia Agreement, Columbia University retains the right to conduct, and to permit other academic and non-profit research institutions to conduct, research using the Licensed PS-GVB Software.

As consideration for entering into the 1994 Columbia Agreement, we have agreed to pay royalties to Columbia University in the low-single digit to low-double digit percentages based upon the contribution of Columbia University generated code to the applicable PS-GVB v1.0 software program on our, and our affiliates, gross revenues from the sale, licensing, or renting of the PS-GVB v1.0 software program, including any improvements and modifications thereto, regardless of whether such improvement or modification is marketed as a new version, new release, or new product, excluding any sales to Columbia University and any revenue generated under services agreements.

The 1994 Columbia Agreement and the licenses granted thereunder may be terminated by us or Columbia University only upon the other party’s material breach of the agreement and such party’s failure to cure such breach. Upon termination, any third party that has licensed the Licensed PS-GVB Software from us will retain the right to use such software, and we will have the perpetual right to continue to provide support to any such third parties in connection with their use of such software.

Fast Multipole RESPA License Agreement

On July 15, 1998, we entered into a license agreement, or the 1998 Columbia Agreement, with Columbia University, which was amended on September 4, 2004, and November 1, 2008. The 1998 Columbia Agreement grants us a worldwide, non-exclusive, license to the Fast Multipole RESPA code developed at Columbia University, or the RESPA Code, which was incorporated into the IMPACT software program used in our Glide ligand-protein docking program, PrimeX protein modelling program, QSite QM/MM program, and Combglide automated library generation program, and all improvements to the IMPACT software program, including any new versions and new releases thereof, that are developed by Columbia University, or the IMPACT Improvements, in each case, to reproduce, use, execute, copy, compile, operate, sublicense, and distribute in

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connection with the marketing and sale of our products and services, to develop improvements thereto, and to conduct research and backup disaster recovery. We may sublicense the RESPA Code and the IMPACT Improvements, or the Licensed IMPACT Software, to the extent it is incorporated into a product that is sold directly by us or that is distributed on our behalf. Under the 1998 Columbia Agreement, Columbia University retains the right to conduct, and to permit other academic and non-profit research institutions to conduct, research using the Licensed IMPACT Software.

As consideration for entering into the 1998 Columbia Agreement, we have agreed to pay royalties to Columbia University in the low-single digit to low-double digit percentages based upon the contribution of Columbia University generated code to the applicable IMPACT software program on our, and our affiliates, gross revenues from the sale, licensing, or renting of the IMPACT software program, including any improvements and modifications thereto and any new versions and new releases thereof, excluding any sales to Columbia University and revenue generated under services agreements.

The 1998 Columbia Agreement and the licenses granted thereunder may be terminated by us or Columbia University only upon the other party’s material breach of the agreement and such party’s failure to cure such breach. Upon termination, any third party that has licensed software from us subject to the 1998 Columbia Agreement will retain the right to use such software, and we will have the perpetual right to continue to provide support to any such third parties in connection with their use of such software.

Protein Folding License Agreement

In September 2001, we entered into a license agreement, or the 2001 Columbia Agreement, with Columbia University, which was amended on September 9, 2004 and November 1, 2008. The technology licensed under the 2001 Columbia Agreement is incorporated into our Prime protein modelling program, which we market and distribute as part of our physics-based computational platform. The 2001 Columbia Agreement grants us a worldwide, exclusive license to the protein folding code developed by Columbia University, or the Folding Code; all improvements to the Folding Code and to any of our products, software, or code that incorporates any part of the Folding Code, including any improvements thereto and new versions or new releases thereof, that are developed by Columbia University, or the Folding Code Improvements; and the issued patent covering the Folding Code, or the Folding Code Patent, in each case, to reproduce, use, execute, copy, compile, operate, sublicense, and distribute in connection with the marketing and sale of our products and services, to develop improvements thereto, and to conduct research and backup disaster recovery. We may sublicense the Folding Code, the Folding Code Improvements and the Folding Code Patent, or the Licensed Folding Code Software, to the extent it is incorporated into a product that is sold directly by us or that is distributed on our behalf. Under the 2001 Columbia Agreement, Columbia University retains the right to conduct, and to permit other academic and non-profit research institutions to conduct, research using the Licensed Folding Code Software.

As consideration for entering into the 2001 Columbia Agreement, we paid Columbia University a one-time, nominal license fee. In addition, we have paid royalties to Columbia University in low-single digit to low-double digit percentages based upon the contribution of Columbia University generated code to the applicable product, software program, or code on our, and our affiliates, gross revenues from the sale, licensing, or renting of any commercial product, software program, or code incorporating the Licensed Folding Code Software, excluding any sales to Columbia University and revenues generated under services agreements. Our obligation to pay any royalty under the 2001 Columbia Agreement, including any royalty paid pursuant to the Royalty Amendment, terminated with the expiration of the last to expire patent licensed under the 2001 Columbia Agreement in January 2014.

The 2001 Columbia Agreement and the licenses granted thereunder may be terminated by Columbia University only upon our material breach of the agreement and our failure to cure such breach. Upon termination, any third party that has licensed software from us subject to the 2001 Columbia Agreement will retain the right to use such software, and we will have the perpetual right to continue to provide support to any such third parties in connection with their use of such software.

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PLOP License Agreement

On June 19, 2003, we entered into a license agreement, or the 2003 Columbia Agreement, with Columbia University, which was amended on November 1, 2008. The technology licensed under the 2003 Columbia Agreement is incorporated into our Prime and PrimeX protein modelling programs and our Membrane Permeability model, which we market and distribute as part of our physics-based computational platform. The 2003 Columbia Agreement grants us a worldwide, exclusive license to the protein local optimization program software code, or the PLOP Code, developed at Columbia University and the University of California and all software code comprising improvements to the PLOP Code that are developed by Columbia University or the University of California, or the PLOP Improvements, in each case, to reproduce, use, execute, copy, compile, operate, sublicense, and distribute in connection with the marketing and sale of our products and services, to develop improvements thereto, and to conduct research and backup disaster recovery. Pursuant to an interinstitutional agreement between Columbia University and the University of California, the University of California granted Columbia University the sole right to license the PLOP Code and PLOP Improvements and has agreed not to license the PLOP Code or PLOP Improvements to any third party for as long as the interinstitutional agreement remains in effect. We may sublicense the PLOP Code and PLOP Improvements to the extent they are incorporated into a product that is sold directly by us or that is distributed on our behalf. We are restricted from distributing the PLOP Code and PLOP Improvements source code without the prior written consent of Columbia University.

Columbia University and the University of California retain the right to use, and to permit other academic and non-profit research institutions to use, the PLOP Code and PLOP Improvements for teaching and academic research purposes.

As consideration for entering into the 2003 Columbia Agreement, we paid Columbia University a one-time, nominal license fee. In addition, we have agreed to pay royalties to Columbia University in low-single digit to low-double digit percentages based upon the contribution of Columbia University generated code to the applicable product, software program, or code on our, and our affiliates, gross revenues from the sale, licensing, leasing, or renting any commercial product, software program, or code incorporating the PLOP Code or any PLOP Improvements, excluding any sales to Columbia University or the University of California and revenues generated under services agreements. Our obligation to pay any royalty under the 2003 Columbia Agreement, including any royalty paid pursuant to the Royalty Amendment, will terminate on June 19, 2023.

Columbia University is responsible for the copyright registration of the PLOP Code and PLOP Improvements. We are responsible for paying all reasonable copyright registration and attorney fees in connection with such copyright registrations.

The 2003 Columbia Agreement and the licenses granted thereunder may be terminated by us or Columbia University only upon the other party’s material breach of the agreement and such party’s failure to cure such breach. Upon termination, any third party that has licensed software from us subject to the 2003 Columbia Agreement will retain the right to use such software, and we will have the perpetual right to continue to provide support to any such third parties in connection with their use of such software.

Water Site Analysis License

On May 27, 2008, we entered into a software and patent license agreement, or the 2008 Columbia Agreement, with Columbia University, which was amended on November 1, 2008. The 2008 Columbia Agreement grants us a worldwide license, exclusive in the field of computational chemistry software and related services, to (a) certain software that implements the water site analysis method, or the Water Site Software; (b) all patent rights covering the Water Site Software, or the Water Site Patents; and (c) any products that incorporate or include the Water Site Software, or that is covered by the Water Site Patents, or the Water Site Products, in each case, to reproduce, modify, distribute, and perform and display in connection with the

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development, marketing, and sale of our products and services, to conduct research using the Water Site Software, and to conduct backup disaster recovery. Our Water Site Products include our WaterMap Core program, which we market and distribute as part of our physics-based computational platform. We are restricted from distributing the Water Site Software source code without the prior written consent of Columbia University. Under the 2008 Columbia Agreement, Columbia University retains the right to use, and to permit other entities and individuals to use, the Water Site Software and Water Site Patents for academic and non-commercial educational purposes in the field of computational chemistry software and related services.

As consideration for entering into the 2008 Columbia Agreement, we paid Columbia University a one-time, nominal license fee. In addition, we have agreed to pay royalties to Columbia University in low-double digit percentages on our, and our affiliates, gross revenues from the sale, licensing, leasing, or renting of any Water Site Product, excluding any sales to Columbia University and revenues generated under services agreement. The royalties under the 2008 Columbia Agreement are paid on a product-by-product basis and vary based on whether or not the gross revenues are generated in countries of manufacture or sale in which the Water Site Product is covered by a Water Site Patent. In the event that there are multiple royalties payable on a single product, we are required to (i) pay the higher of the two royalties, if there are no more than two royalties payable on the particular Water Site Product or (ii) negotiate in good faith with Columbia University on a single royalty, if there are more than two royalties payable on the particular Water Site Product. In the event that we take action against Columbia University with respect to the validity or enforceability of any Water Site Patents, excluding any defensive actions or claims, the royalties paid under the 2008 Columbia Agreement will increase by a specified amount. Our obligation to pay any royalty under the 2008 Columbia Agreement, including any royalty paid pursuant to the Royalty Amendment, will terminate on May 27, 2028.

Columbia University is responsible for the prosecution and maintenance of the Water Site Patents in the jurisdictions that we specify. If we decide to discontinue the prosecution or maintenance of any Water Site Patent in any jurisdiction, but Columbia University objects to such discontinuation, our license to use such Water Site Patent will terminate in that jurisdiction; provided that, if we are using the Water Site Patent or Water Site Software in the jurisdiction at issue, Columbia University is obligated to discuss in good faith whether the licenses should instead be non-exclusive. Columbia University is also responsible for the enforcement of the Water Site Patent at its own expense and in its sole judgment; provided that, if we provide Columbia University with evidence of infringement of a Water Site Patent by a third party, and Columbia University fails to take appropriate enforcement action, we may initiate legal proceedings against the alleged infringer. We are responsible for reimbursing Columbia University for their reasonable expenses in connection with prosecuting and maintaining the Water Site Patents.

Unless terminated earlier, the 2008 Columbia Agreement will expire on a product by product and country by country basis upon the later of (i) the expiration of the last issued Water Site Patent, (ii) fifteen years from the date of the first commercial sale of a Water Site Product in a given country, and (iii) the expiration of the Water Site Software copyright. Columbia University may terminate the 2008 Columbia Agreement if we fail to cure a material breach, become subject to a voluntary or involuntary petition for bankruptcy or any other proceeding relating to insolvency, receivership or liquidation, or initiate any proceeding or assert any claim challenging the validity or enforceability of the Water Site Patents. Upon termination, any third party that has licensed a Water Site Product from us will retain the right to use such product, subject to the terms of their existing license agreement with us, and we will have the right to continue to provide support to any such third parties for the duration of their license agreement.

Services Royalty Amendment

On November 1, 2008, we entered into the Royalty Amendment with Columbia University, which amended and simplified our royalty obligations under each of the Columbia License Agreements described in each of the foregoing sections. Pursuant to the Royalty Amendment, we have agreed to pay royalties to Columbia University in mid-single digit percentages on the service fees generated from services (excluding certain gross revenue,

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including revenue generated under agreements with Columbia University) that we, or our affiliates, perform using one or more Licensed Products under an agreement with a third party. Upon termination of any of the Columbia License Agreements for any reason other than our material breach, we will have the right to continue to use the Licensed Products to provide services under existing third-party service agreements, until the expiration or termination of such agreements.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including by seeking, maintaining, and defending patent rights, whether developed internally or jointly, or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation, collaboration opportunities, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in our field.

It is important to our future commercial success to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business; defend and enforce our intellectual property rights, in particular our patent, trademark, and copyright rights; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating, or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing any products we develop may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of companies like ours are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. We also cannot ensure that patents will issue with respect to any patent applications that we or our licensors may file in the future, nor can we ensure that any of our owned or licensed patents or future patents will be commercially useful in protecting our software, technology, computational platform, and any product candidates we develop. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any products we develop will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold or may hold may be challenged, circumvented or invalidated by third parties. See “Risk Factors—Risks Related to Our Intellectual Property” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference herein, for a more comprehensive description of risks related to our intellectual property.

Our strategy is to file patent applications directed to our key software and our key programs in an effort to secure our intellectual property positions vis-a-vis this software and these programs. The patent portfolio for our software business includes at least 12 published patent families. As of July 22, 2020, we owned or held exclusive license rights to approximately 60 patents and patent applications, including at least eight issued or allowed U.S. cases, six pending U.S. non-provisional patent applications, ten issued or allowed non-U.S. cases, including six granted European patents which have been validated among multiple individual European Patent Convention nations and four non-European patents, and eleven pending foreign patent applications relating to our computational platform. While we believe that the specific and generic claims contained in our wholly-owned and licensed pending U.S. and non-U.S. applications provide protection for various aspects of our computational platform, third parties may nevertheless challenge such claims. Any patents that are issued or that may issue from these families are expected to expire between 2026 and 2038, absent any adjustments or extensions. As of July 22, 2020, there were no published patent families related to our internal drug discovery business, and although several of our drug discovery collaborators have filed patent applications related to our collaborations that include employees of ours as inventors, including over 100 compound patents and patent applications since 2010, we do not own any intellectual property rights related to these inventions. As of July 22, 2020, seven wholly-owned provisional applications have been filed.

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Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office may be significantly narrowed before issuance, if issued at all. We expect this may be the case with respect to some of our pending patent applications.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application, absent any adjustments or extensions.

In addition, in the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents we may obtain in the future may be entitled to patent term extensions. If our use of product candidates or the product candidate itself receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved use or product candidate. We also intend to seek patent term extensions in any jurisdictions where available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, as of July 22, 2020, we had approximately 40 copyright registrations covering our proprietary software code, and we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with any collaborators, scientific advisors, service providers, employees, and consultants and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, scientific advisors, and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk Factors—Risks Related to Our Intellectual Property” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, which is incorporated by reference herein, for a more comprehensive description of risks related to our intellectual property.

We also own numerous trademarks registered in the United States and foreign jurisdictions, including “Schrödinger” and “LiveDesign”. We pursue additional trademark registrations to the extent we believe doing so would be beneficial to our competitive position.

Sales and Marketing

Software Business

We commercialize our software solutions in various jurisdictions around the world through our software sales organization. We have sales operations in the United States, Europe, Japan, and India, and we also have established distribution channels in other important markets, including China and South Korea. These efforts are

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led by our approximately 130 person global team of sales, technical, and scientific personnel. Our marketing strategy leverages our strong base of scientific publications to support the continued growth of our computational platform into computational chemistry markets across industries and academia worldwide.

Drug Discovery Business

We have not established a commercial organization or developed distribution capabilities given the current stage of development of our internal, wholly-owned drug discovery programs. We plan to enter into agreements with biopharmaceutical companies that contribute to our ability to efficiently advance development candidates that we discover internally using our computational platform through to commercialization. We expect to utilize a variety of types of collaboration, distribution, and other arrangements with one or more of these third parties to develop and ultimately commercialize our development candidates. Over time, we may also create a commercial organization for drug product sales if and as we advance the development of any product candidates that we determine to commercialize ourselves.

Manufacturing

We do not own or operate manufacturing facilities for the production of any product candidates, nor do we have plans to develop our own manufacturing operations. We expect to rely on third-party contract manufacturers for all of our required raw materials, drug substance, and finished drug product for the preclinical and clinical development of any development candidates we develop ourselves.

Government Regulation and Product Approvals

Government authorities in the United States at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Approval and Regulation of Drugs in the United States

In the United States, drug products are approved and regulated under the Federal Food, Drug and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or post-approval process, may result in delays to the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil and criminal investigations and penalties brought by the United States Department of Justice or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new drug in the United States generally must satisfactorily complete each of the following steps before the product candidate will be approved by the FDA:

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preclinical testing including laboratory tests, animal studies, and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

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•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

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preparation and submission to the FDA of a new drug application, or NDA, for a drug product which includes not only the results of the clinical trials, but also detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labeling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods, and controls are adequate to preserve the product’s identity, strength, quality, and purity;

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satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with good clinical practices, or GCP, and the integrity of clinical data in support of the NDA;

•	payment of user fees and securing FDA approval of the NDA to allow marketing of the new drug product; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct any post- approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage, including in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. Preclinical tests include laboratory evaluations of product chemistry, formulation, and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity and long-term toxicity studies may continue after the IND is submitted.

The IND and IRB Processes

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their voluntary informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer

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such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA. In support of a request for an IND, applicants must submit a protocol for each clinical trial, and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In these cases, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials, or parts of the trial, can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. Clinical holds are imposed by the FDA whenever there is concern for patient safety and may be a result of new data, findings, or developments in clinical, nonclinical, and/or chemistry, manufacturing, and controls, or CMC. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol may not be allowed to proceed, while other protocols may be allowed. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold.

Following issuance of a clinical hold or partial clinical hold, a clinical trial may only resume after the FDA has so notified the sponsor. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the clinical trial can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that such studies are conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or the competitive environment.

Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website.

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Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational drug product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored and conducted in a limited patient population. A Phase 2 trial may be further subdivided to Phase 2a and Phase 2b trials. A Phase 2a trial is typically an exploratory (non-pivotal) study that has clinical efficacy, pharmacodynamics, or biological activity as the primary endpoint. A Phase 2b trial is a definite dose range finding study with efficacy as the primary endpoint.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy, and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a drug. Such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve an NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of drugs approved under Accelerated Approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it

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represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies often complete additional animal studies. They must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review and Approval of an NDA

In order to obtain approval to market a drug product in the United States, a new drug application, or NDA, must be submitted to the FDA that provides sufficient data establishing the safety and efficacy of the proposed drug product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by independent investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the drug product to the satisfaction of the FDA.

The NDA is a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new drug product candidate must be the subject of an approved NDA before it may be commercialized in the United States. Biologic License Applications, or BLAs, are submitted for licensure of biologic products under the Public Health Service Act. Under federal law, the submission of most NDAs is subject to an application user fee. The sponsor of an approved NDA is also subject to an annual program fee.

Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation, an exception from the program fee when the program does not engage in manufacturing the drug during a particular fiscal year and a waiver for certain small businesses.

The FDA conducts a preliminary review of the application, generally within 60 calendar days of its receipt, and strives to inform the sponsor within 74 days whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for Priority Review are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the ten-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act, or PDUFA, goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is being or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA

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submission, including component manufacturing, finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. A REMS uses risk-minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, the seriousness of the disease, the expected benefit of the product, the expected duration of treatment, the seriousness of known or potential adverse events, and whether the product is a new molecular entity.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that review, evaluate and provide a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but the FDA considers such recommendations carefully when making decisions.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, or require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including a REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS programs can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may require a REMS before or after approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, changing manufacturing processes, and adding labeling claims, are subject to further testing requirements and FDA review and approval.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch- Waxman Act, which permits a patent restoration of up to five years for patent term lost during the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time

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between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and only those claims covering the approved product, a method for using it, or a method for manufacturing it, may be extended. Additionally, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Health Care Law and Regulation

Our collaborators who use our platform and we, if we develop a product, may be subject to broadly applicable healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our software and any products for which we obtain marketing approval. Restrictions under applicable federal and state health care laws and regulations, include the following:

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the federal health care Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid and similar state anti-kickback laws. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws, including the civil False Claims Act (which can be enforced through civil whistleblower actions), and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal and state laws and regulations that protect the privacy and security of health-related or other personal identifiable information that we may generate or receive, and that require disclosure of breaches in which such information is compromised by being lost or obtained or accessible by unauthorized persons, including, among others, laws and regulations implemented through informed consents for clinical research studies and the privacy and security standards imposed under the Health Insurance Portability and Accountability Act, or HIPAA, for certain individually identifiable health information of patients and health plan beneficiaries;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services within the United States Department of Health and Human Services, information related to certain payments and other transfers of value made by that entity to physicians, as defined by such law, and teaching hospitals , as well as ownership and investment interests held by physicians and their immediate family members.

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Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to certain other healthcare professionals, including physician assistants and nurse practitioners; and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments and other transfers of value to physicians and other health care providers, drug pricing or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

Violations of applicable healthcare laws and regulations may result in significant civil, criminal and administrative penalties, damages, disgorgement, fines, imprisonment, and possible exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and integrity oversight and reporting obligations.

In addition to the health care laws set forth above, we may also be subject to additional federal laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, companies and their intermediaries from making, or offering or promising to make, improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment.

Privacy and the General Data Protection Regulation

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Although there are legal mechanisms to allow for the transfer of personal data from the United Kingdom, European Economic Area, or EEA, and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks. Specifically, on July 16, 2020, the Court of Justice of the European Union invalidated Decision 2016/1250 on the adequacy of the

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protection provided by the EU-U.S. Privacy Shield Framework. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

Similar privacy and data security requirements are either in place or underway in the United States. There are a broad variety of data protection laws that may be applicable to our activities, and a range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act of 2018, or the CCPA, which became effective on January 1, 2020, requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Many other states are considering similar legislation, and a broad range of legislative measures also have been introduced at the federal level.

Pharmaceutical Insurance Coverage and Health Care Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payers to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate of ours or one of our collaborators is approved, sales of the product will depend, in part, on the extent to which third-party payers, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations provide coverage and establish adequate reimbursement levels for the product. The process for determining whether a payer will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the product once coverage is approved. Third-party payers are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs.

Third-party payers may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payer not to cover a product could reduce market acceptance once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payer’s determination to provide coverage for a product does not assure that other payers will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payer to payer.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with

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governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and adequate reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies.

The containment of health care costs also has become a priority of federal, state, and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on coverage, reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products including those that we are our collaborators may develop. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. Specifically, however, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual member states of the European Union, or EU Member States, govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, was adopted. The Clinical Trials Regulation was published on June 16, 2014 but is not expected to apply until 2020. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Clinical Trials Directive. Conduct of all clinical trials performed in the European Union will continue to be bound by currently

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applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

As of January 1, 2020, the website of the European Commission reported that the implementation of the new Clinical Trials Regulation was dependent on the development of a fully functional clinical trials portal and database, which would be confirmed by an independent audit, and that the new legislation would come into effect six months after the European Commission publishes a notice of this confirmation. The website indicated that the audit was expected to commence in December 2020.

PRIME Designation in the European Union

In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted.

Importantly, a dedicated agency contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product under European Union regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP.

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The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the European Union as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products, and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases.

Under the centralized procedure, the CHMP is responsible for conducting the initial assessment of a product and for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of European Union law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use, or the Standing Committee. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk- benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual

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reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need, and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted a European Union marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

As in the United States, information about clinical trials in support of a marketing application must be submitted within specific timeframes to the European Union (EudraCT) website: https://eudract.ema.europa.eu/ and other countries.

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of

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market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests, and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five- year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period. To date, only an outline of a trade agreement has been reached. If no trade agreement has been reached before the end of the Transition Period, there may be significant market and economic disruption.

Pricing Decisions for Approved Products

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, EU Member States have the option to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the

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market. Other EU Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of June 30, 2020, we had 416 full-time employees and 433 total employees, including a total of 215 employees with Ph.D. degrees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our principal facilities consist of office space. We occupy approximately 63,000 square feet of office space in New York, New York under a lease that currently expires in August 2021. We also occupy approximately 26,000 square feet of office space in Portland, Oregon under a lease that currently expires in August 2026, and we lease additional office space at our other office locations around the world. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of June 30, 2020, and position of each of our executive officers and directors.

Name	Age	Position

Executive Officers

Ramy Farid, Ph.D.	56	Chief Executive Officer and President, Director

Robert Abel, Ph.D.	38	Executive Vice President, Science

Karen Akinsanya, Ph.D.	52	Executive Vice President, Chief Biomedical Scientist, Head of Discovery R&D

Shane Brauner	43	Senior Vice President and Chief Information Officer

Jennifer Daniel	51	Senior Vice President and Chief Human Resources Officer

Cony D’Cruz	58	Executive Vice President and Chief Business Officer

Joel Lebowitz	56	Executive Vice President and Chief Financial Officer

Kenneth “Patrick” Lorton	36	Senior Vice President and Chief Technology Officer

Yvonne Tran	50	Executive Vice President and Chief Legal Officer

Jörg Weiser	52	Executive Vice President and Managing Director

Non-Employee Directors

Michael Lynton(1)(3)	60	Chairman of the Board of Directors

Jeffrey Chodakewitz, M.D(3)	65	Director

Richard A. Friesner, Ph.D.	67	Director

Gary Ginsberg(1)	57	Director

Rosana Kapeller-Libermann, M.D., Ph.D.(2)	56	Director

Gary Sender(1)(2)	58	Director

Nancy Thornberry(3)	63	Director

Timothy M. Wright, M.D.(2)	64	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Ramy Farid, Ph.D. has served as our president since January 2008, our chief executive officer since January 2017 and as a member of our board of directors since December 2012. Dr. Farid has been with our company for over 17 years and has served as senior vice president from January 2005 to December 2007, vice president, scientific development and product management from January 2003 to December 2004 and product manager from January 2002 to December 2002. Dr. Farid serves on the board of directors of multiple biotechnology companies co-founded by us, and previously served on the board of directors of Morphic Holding, Inc., a biotechnology company. Prior to joining our company, Dr. Farid was an assistant professor in the Chemistry Department at Rutgers University. Dr. Farid received a B.S. in Chemistry from the University of Rochester and a

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Ph.D. from the California Institute of Technology, and he was a National Institutes of Health postdoctoral fellow in the Department of Biochemistry and Biophysics at the University of Pennsylvania. We believe that Dr. Farid’s extensive knowledge of our company and current role as our president and chief executive officer qualifies him to serve on our board of directors.

Robert Abel, Ph.D. has served as our executive vice president, science, since January 2020. Dr. Abel has been with our company for over 10 years and previously served as our senior vice president, science, from April 2017 to December 2019, vice president, scientific development from January 2014 to April 2017, director of structure-based science from January 2011 to December 2013, senior principal scientist and product manager from January 2010 to December 2010 and senior scientist from March 2009 to December 2009. Dr. Abel received a B.S. in Chemistry from the University of Florida and a Ph.D. in Chemical Physics from Columbia University. In graduate school, Dr. Abel was a National Science Foundation Graduate Research Fellow and a Department of Homeland Security Research Fellow, and worked from May 2005 to August 2005 at Los Alamos National Laboratory under the auspices of the DHS Research Fellowship.

Karen Akinsanya, Ph.D. has served as our executive vice president, chief biomedical scientist, head of discovery R&D since January 2020 and previously served as our senior vice president and chief biomedical scientist from April 2018 to December 2019. Dr. Akinsanya spent 12 years at Merck & Co., Inc., or Merck, a pharmaceutical company, where she held a variety of positions across Merck Research Labs, including associate vice president, early scientific assessment lead, business development & licensing from December 2013 to July 2017, collaboration lead and executive director, cardiovascular research from January 2010 to December 2013, and associate director, clinical pharmacology from October 2005 to December 2009. Prior to Merck, Dr. Akinsanya held a number of roles in drug discovery at Ferring Pharmaceuticals in the United Kingdom and the United States from 1997 to 2005. In 2007, Dr. Akinsanya founded Envision Science Group LLC, or Envision, a translational science consulting company, where she currently serves as president. Dr. Akinsanya provided consulting services on behalf of Envision to companies in the pharmaceutical industry between July 2017 and April 2018. Dr. Akinsanya received a B.Sc. in Biochemistry from Queen Mary College, University of London, a Ph.D. in Endocrine Physiology from the Imperial College and completed postdoctoral studies at the Ludwig Institute for Cancer Research, University College, London.

Shane Brauner has served as our chief information officer since January 2019. Mr. Brauner has been with our company for over 10 years and previously served as our senior vice president, information systems from January 2017 to January 2019, vice president, information technology and operations from January 2015 to January 2017, executive director, information technology and operations from January 2014 to January 2015, senior director, information technology from January 2012 to January 2014, director, information technology from January 2010 to January 2012 and manager, information technology from February 2009 to January 2010. Prior to joining our company, Mr. Brauner served as a consultant, managing global grid computing support at Pfizer, Inc., or Pfizer, from June 2007 to October 2008. Mr. Brauner received a B.S. in Computer Science from the University of Houston.

Jennifer Daniel has served as our senior vice president and chief human resources officer since February 2017 and as our vice president of human resources from January 2002 to June 2009. Prior to rejoining our company in February 2017, Ms. Daniel served as senior vice president, human resources at Outbrain Inc., an advertising technology company, from December 2011 to February 2017. Prior to that, Ms. Daniel served as senior vice president, strategic growth, at Juno Online Services, an internet service provider company, from June 1996 to October 2001. Ms. Daniel received a B.A. in International Relations from American University and an M.L.A, Environmental Studies from the University of Pennsylvania.

Cony D’Cruz has served as our executive vice president and chief business officer since January 2016. Previously, Mr. D’Cruz served as our senior vice president of business development from April 2013 to December 2015. Prior to joining our company, Mr. D’Cruz served as president of Proteros US, Inc., or Proteros, a biotechnology company, from 2010 to March 2013. Prior to joining Proteros, Mr. D’Cruz served as senior vice

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president, North America, at Evotec SE, or Evotec, a biotechnology company, from 2001 to 2010. Mr. D’Cruz received a B.Sc. in Applied Biology from the University of London and an M.B.A from The Open University, Milton Keynes United Kingdom.

Joel Lebowitz has served as our executive vice president and chief financial officer since November 2018. Mr. Lebowitz previously spent 26 years at Merck, a pharmaceutical company, where he served as global finance lead, project management from September 2013 to December 2014, executive director, pipeline valuation and portfolio analysis from October 2011 to March 2014 and executive director, corporate planning and management reporting from 2005 to 2011. From January 2015 to October 2018, Mr. Lebowitz was retired. Mr. Lebowitz received a B.A. in Applied Mathematics and Economics from Brown University and an M.B.A. in Finance and International Business from Columbia Graduate School of Business.

Patrick Lorton has served as our senior vice president and chief technology officer since April 2017. Mr. Lorton has been with our company for over 13 years and previously served as our vice president of engineering from January 2016 to April 2017, director of software engineering from January 2015 to January 2016, associate director of software engineering from December 2012 to January 2015, project leader from January 2011 to December 2012 and scientific developer from September 2006 to December 2012. Prior to joining our company, Mr. Lorton served as a chemistry research assistant from December 2005 to September 2006 and a computer science research assistant from August 2004 to July 2006 at Indiana University Bloomington. Mr. Lorton received a B.S. in Computer Science and a B.A. in Mathematics and Chemistry from Indiana University Bloomington.

Yvonne Tran has served as our executive vice president and chief legal officer since April 2017, and previously served as our general counsel from April 2010 to April 2017. Prior to joining our company, Ms. Tran previously served as senior corporate counsel at Oracle America, Inc., or Oracle, a technology company, from January 2008 to April 2010. Prior to joining Oracle, Ms. Tran served as outside legal consultant from January 2006 to January 2008 and deputy general counsel from April 2000 to January 2006 at DoubleClick, Inc., an advertising technology company since acquired by Google LLC. Ms. Tran received a B.A. in Molecular Biophysics and Biochemistry from Yale University and a J.D. from the University of Virginia School of Law.

Jörg Weiser has served as the executive vice president and managing director of our German office and wholly owned subsidiary, Schrödinger GmbH, since October 2002. Dr. Weiser previously served as co-founder and managing director at Anterio Consult & Research GmbH, a German consulting and research company, from June 1999 to September 2002. Dr. Weiser received a doctorate in Organic Chemistry from the University of Göttingen and was a post-doctoral fellow at Columbia University.

Non-Employee Directors

Michael Lynton has served as a member of our board of directors since January 2018 and chairman of our board of directors since October 2018. He has served as a director at General Catalyst Partners, a venture capital firm, since December 2018. Mr. Lynton served as chief executive officer of Sony Entertainment Inc., an international entertainment company, from April 2012 to August 2017, as chairman and chief executive officer of Sony Pictures Entertainment Inc., from January 2004 to May 2017 and as chief executive officer of Sony Corporation of America, from March 2012 to August 2017. Mr. Lynton currently serves as chairman of the board of directors of Snap Inc., a publicly-traded technology company, and as a member of the board of directors of Ares Management Corporation, a publicly traded, global alternative asset manager, and Pearson plc., a publicly traded publishing and education company. Mr. Lynton also served as a member on the board of directors of Pandora Media, Inc. from August 2017 to February 2019. Mr. Lynton received a B.A. in History and Literature from Harvard College and an M.B.A. from Harvard Business School. We believe that Mr. Lynton’s public company board and management experience and his extensive business and leadership experience qualifies him to serve as chairman of our board of directors.

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Jeffrey Chodakewitz, M.D. has served as a senior advisor to Blackstone Life Sciences, a life sciences fund, since March 2019. Before joining Blackstone Lifesciences, Dr. Chodakewitz served as executive vice president, clinical medicine and external innovation, at Vertex Pharmaceuticals Incorporated, or Vertex, a publicly traded pharmaceutical company, from April 2018 to March 2019. Dr. Chodakewitz served as executive vice president, global medicines development and medical affairs, and chief medical officer of Vertex from October 2014 to March 2018. Dr. Chodakewitz served as senior vice president and chief medical officer of Vertex from January 2014 to October 2014. Prior to joining Vertex, Dr. Chodakewitz spent over 20 years at Merck & Co., Inc., a pharmaceutical company, where he held a variety of roles including vice president of clinical research—infectious diseases & vaccines, vice president of clinical pharmacology/early stage development, senior vice president of late stage development, and senior vice president of global scientific strategy (infectious diseases, respiratory/immunology). Dr. Chodakewitz currently serves on the boards of Tetraphase Pharmaceuticals Inc., and resTORbio, Inc., each publicly-traded biopharmaceutical companies. Dr. Chodakewitz received a B.S. in Biochemistry from Yale University and an M.D. from the Yale University School of Medicine. We believe that Dr. Chodakewitz’s experience with pharmaceutical and biotechnology companies qualifies him to serve on our board of directors.

Richard A. Friesner, Ph.D. has served as a member of our board of directors since August 1990, when he co-founded us. Dr. Friesner is currently the William P. Schweitzer professor of chemistry at Columbia University, the principal investigator of the Friesner Research Group, a research laboratory within the Department of Chemistry at Columbia University, and he has served as a professor of chemistry at Columbia University since September 1990. Dr. Friesner is a Fellow of the American Academy of Sciences and a member of the National Academy of Sciences. Dr. Friesner received a B.S. in Chemistry from the University of Chicago and a Ph.D. in Chemistry from the University of California, Berkeley. We believe that Dr. Friesner’s extensive experience in theoretical chemistry and his extensive knowledge of our company since inception, as well as his distinguished scientific record, qualifies him to serve on our board of directors.

Gary Ginsberg has served as senior vice president and global head of communications at SoftBank Group Corp., or Softbank, an investment bank, since November 2018. Before joining SoftBank, Mr. Ginsberg served as executive vice president of corporate marketing and communications at Time Warner Inc., a media company, from February 2011 to August 2018. Prior to that, Mr. Ginsberg spent 11 years at News Corporation, a media company, most recently as executive vice president of global marketing and corporate affairs and a member of the office of the chairman. Mr. Ginsberg currently serves on the board of directors of Synacor, Inc., a publicly traded technology company, and Townsquare Media, Inc., a publicly traded media company. Mr. Ginsberg received an A.B. in History from Brown University and a J.D. from Columbia University School of Law. We believe that Mr. Ginsberg’s business and leadership experience qualifies to him to serve on our board of directors.

Rosana Kapeller-Libermann, M.D., Ph.D. has served as a member of our board of directors since January 2019. Dr. Kapeller-Libermann has served as president and chief executive officer of Rome Therapeutics, Inc., a therapeutics company, since April 2019. She has also served as an entrepreneur in residence at GV, a venture capital investment arm of Alphabet Inc. since November 2018. Prior to that, Dr. Kapeller-Libermann served as founding chief scientific officer of Nimbus Therapeutics, or Nimbus, a biotechnology company, from February 2010 to March 2018. Prior to joining Nimbus, she served as vice president of research at Aileron Therapeutics, Inc., a biopharmaceutical company, from August 2005 to September 2009. Dr. Kapeller-Libermann received an M.D. from Universidade do Estado do Rio de Janeiro and a Ph.D. in Molecular and Cellular Physiology from Tufts University. We believe Dr. Kapeller-Libermann’s scientific experience in the field of drug discovery and extensive experience working with life sciences companies qualifies her to serve on our board of directors.

Gary Sender has served as a member of our board of directors since July 2019. Mr. Sender has served as chief financial officer of Nabriva Therapeutics plc, or Nabriva, a publicly-traded biopharmaceutical company, since May 2016. Prior to joining Nabriva, Mr. Sender served as chief financial officer and executive vice president at Synergy Pharmaceuticals Inc., or Synergy, a publicly-traded biopharmaceutical company, from

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November 2015 to April 2016. Prior to joining Synergy, from August 2009 to June 2015, Mr. Sender served as senior vice president, finance at Shire plc., or Shire, a biopharmaceutical company since acquired by Takeda Pharmaceutical Company Limited. Prior to joining Shire, Mr. Sender served as founding chief financial officer of Tengion, Inc., a regenerative medicine company, from August 2004 to July 2009. Mr. Sender also spent over 15 years in several leadership roles within Merck, a pharmaceutical company. Mr. Sender received a B.S. in Finance from Boston University and an M.B.A. from Carnegie-Mellon University. We believe Mr. Sender’s extensive experience in the life sciences industry, and in particular his financial acumen, qualifies him to serve on our board of directors.

Nancy Thornberry has served as a member of our board of directors since September 2019. Ms. Thornberry has served as chief executive officer of Kallyope, Inc., a biotechnology company, since November 2015. Between August 2013 and October 2015, Ms. Thornberry was self-employed as a consultant to companies in the biotechnology and pharmaceutical industries. Prior to that, Ms. Thornberry spent over 30 years at Merck, a pharmaceutical company, where she held a variety of positions including senior vice president and franchise head, diabetes and endocrinology, from April 2011 to July 2013, senior vice president and franchise head, diabetes and obesity, from September 2009 to April 2011, vice president, worldwide basic research head, diabetes and obesity, from February 2007 to September 2009 and executive director, metabolic disorders, from 2004 to February 2007, among other positions. Ms. Thornberry received a B.S. in Chemistry and Biology from Muhlenberg College. We believe Ms. Thornberry’s scientific background and experience in the life sciences industry qualifies her to serve on our board of directors.

Timothy M. Wright, M.D. has served as a member of our board of directors since April 2015. Dr. Wright has served as general partner at Time BioVentures, a life sciences venture capital firm, since April 2019. Prior to that, Dr. Wright served as chief research and development officer at Regulus Therapeutics, Inc. or Regulus, a biopharmaceutical company, from September 2016 to March 2019. Prior to joining Regulus, Dr. Wright served as executive vice president, translational sciences at the California Institute for Biomedical Research, a non-profit organization, from February 2015 to August 2016. Prior to that, Dr. Wright held positions of increasing responsibility at Novartis Pharmaceuticals, a multinational pharmaceutical company, from April 2004 to January 2015, including deputy head of translational research, global head of translational medicine, global head of translational sciences and global head of pharma development. Dr. Wright currently serves as a scientific advisor to the Bill and Melinda Gates Foundation and to the Leonard Schaeffer Center for Health Policy and Economics at University of Southern California. Dr. Wright received a B.A. in Biology from the University of Delaware and an M.D. from the Johns Hopkins University School of Medicine where he also completed postdoctoral training. We believe Dr. Wright’s business experience and knowledge of the life sciences industry in which we operate qualifies him to serve on our board of directors.

Board Composition and Election of Directors

Board Composition

Our board of directors is authorized to have nine members and consists of nine members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws also provide that until the first date on which the Bill & Melinda Gates Foundation Trust, Schrodinger Equity Holdings, LLC, D. E. Shaw & Co., L.P., D. E. Shaw Technology Development, LLC and D. E. Shaw Valence Portfolios, L.L.C. and their respective successors and affiliates cease collectively to beneficially own (directly or indirectly) more than 40% of our outstanding shares of common stock and limited common stock, which date we refer to as the Trigger Date, any director may be removed at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding shares of common stock. On and after the Trigger Date,

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our directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of common stock. Our certificate of incorporation and bylaws also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and bylaws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors are Ramy Farid, Gary Ginsberg and Timothy M. Wright, and their term will expire at the annual meeting of stockholders to be held in 2021;

•	the class II directors are Jeffrey Chodakewitz, Michael Lynton and Nancy Thornberry, and their term will expire at the annual meeting of stockholders to be held in 2022; and

•	the class III directors are Richard A. Friesner, Rosana Kapeller-Libermann and Gary Sender, and their term will expire at the annual meeting of stockholders to be held in 2023.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions.”

Director Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating, and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In December 2019, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director and in April 2020, our board of directors undertook this review with respect to Dr. Chodakewitz and Mr. Ginsberg in connection with their appointment to our board of directors. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our board of directors has determined

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that each of our directors, with the exception of Dr. Farid and Dr. Friesner, is an “independent director” as defined under applicable Nasdaq rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Farid is not an independent director under these rules because he is our president and chief executive officer, and Dr. Friesner is not an independent director under these rules because he has received more than $120,000 in consulting fees from us during a 12-month period within the last three years. See “Transactions with Related Persons” for more information regarding Dr. Friesner.

There are no family relationships among any of our directors or executive officers.

Role of the Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The members of our audit committee are Gary Sender, Gary Ginsberg and Michael Lynton. Gary Sender is the chair of the audit committee. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our risk assessment and risk management policies;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

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•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by the rules of the Securities and Exchange Commission, or SEC.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Gary Sender is an “audit committee financial expert” as defined in applicable SEC rules and that each of the members of our audit committee possesses the financial sophistication required for audit committee members under Nasdaq rules. We believe that the composition of our audit committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Gary Sender, Rosana Kapeller-Libermann and Timothy M. Wright. Gary Sender is the chair of the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and making recommendations to our board of directors with respect to management succession planning at the request of the board of directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Michael Lynton, Jeffrey Chodakewitz and Nancy Thornberry. Michael Lynton is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing an annual evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

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Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Code of Conduct

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.schrodinger.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. Our website is not incorporated by reference into this prospectus and you should not consider any information contained in or accessible from our website to be a part of this prospectus.

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TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2017, we have engaged in the following transactions in which the amounts involved exceeded $120,000 and any of our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series E Preferred Stock Financing

From November 9, 2018 to May 14, 2019, we issued and sold an aggregate of 73,795,777 shares of our Series E preferred stock at a price per share of $1.4906 in cash, for an aggregate purchase price of $109,999,985. The following table sets forth the aggregate number of shares of our Series E preferred stock that we issued and sold to our holders of more than 5% of our voting securities in this transaction and the aggregate amount of consideration for such shares:

Purchaser	Date	Shares of Series E Preferred Stock	Cash Purchase Price
Bill & Melinda Gates Foundation Trust(1)	11/9/2018	33,543,539	$49,999,999

(1)	See “Principal and Selling Stockholders” for additional information about shares held by this entity.

Participation in Initial Public Offering

On February 10, 2020, we issued and sold 13,664,704 shares of our common stock in an underwritten initial public offering at a public offering price of $17.00 per share, before underwriting discounts and commissions and offering expenses payable by us. On February 10, 2020, the Bill & Melinda Gates Foundation Trust, which is a holder of more than 5% of our voting securities, purchased shares of our common stock in our initial public offering. The following table sets forth the aggregate number of shares of our common stock purchased by such holder and the aggregate amount of consideration paid for such shares:

Purchaser	Shares of Common Stock	Aggregate Consideration
Bill & Melinda Gates Foundation Trust(1)	588,235	$9,999,995

(1)	See “Principal and Selling Stockholders” for additional information about shares held by this entity.

Share Exchange Agreement with Bill & Melinda Gates Foundation Trust

On November 9, 2018, we entered into a share exchange agreement, or the Share Exchange Agreement, with the Bill & Melinda Gates Foundation Trust, a holder of more than 5% of our voting securities. Under the Share Exchange Agreement, the Bill & Melinda Gates Foundation Trust had the right to elect to exchange all or any portion of its shares of our common stock and/or our preferred stock for shares of our non-voting common stock, at any time without the payment of additional consideration, and we had covenanted to reserve and keep available such number of duly authorized shares of our non-voting common stock as shall be sufficient to permit the Bill & Melinda Gates Foundation Trust to exchange its shares of our common stock and/or our preferred stock for shares of our non-voting common stock. Under the Share Exchange Agreement, each share of preferred stock was exchangeable for a number of shares of our non-voting common stock that equals the number of shares of common stock into which such share of preferred stock is then convertible and cash for any fractional shares. Each share of common stock was exchangeable for one share of our non-voting common stock. On January 24, 2020, we changed the name of our non-voting common stock to limited common stock and entered into an amended and restated share exchange agreement with the Bill & Melinda Gates Foundation Trust pursuant to which we and the Bill & Melinda Gates Foundation Trust have agreed that in lieu of exchanging shares of their

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common stock and/or preferred stock into non-voting common stock, they have the right to exchange shares of their common stock and/or preferred stock for limited common stock. Upon the closing of our initial public offering, the Bill & Melinda Gates Foundation Trust exchanged 98,406,823 shares of its preferred stock for an aggregate of 13,164,193 shares of our limited common stock.

Relationship with Richard Friesner

Consulting Agreement with Richard Friesner

We are party to a consulting agreement with Richard Friesner dated July 1, 1999, as amended, pursuant to which Dr. Friesner provides certain services related to enhancing, improving and further developing of our molecular modeling software. Dr. Friesner is one of our co-founders and has been a member of our board of directors since 1990. Under the consulting agreement, we paid Dr. Friesner $330,000, $347,000, and $347,000 for consulting services during 2017, 2018, and 2019, respectively. We paid Dr. Friesner $173,500 for consulting services during the six months ended June 30, 2020. Under his consulting agreement, we have agreed to pay Dr. Friesner a monthly consulting fee of $31,708 for the period beginning on July 1, 2020 and ending on June 30, 2021.

In addition, on February 5, 2020, our board of directors granted to Dr. Friesner, in connection with his services to us as a consultant, an option to purchase 535,092 shares of our common stock, at an exercise price of $17.00 per share. This option vests as to 25% of the shares underlying the option on February 5, 2021 and will vest as to an additional 2.0833% of the original number of shares underlying the option monthly thereafter until February 5, 2024.

Columbia License Agreements and Royalty Payments to Columbia University and Richard Friesner

We have entered into various license agreements with the Trustees of Columbia University, or Columbia University, pursuant to which we license software and code from Columbia University in exchange for our obligation to make specified royalty payments to Columbia University. For a description of certain of our license agreements with Columbia University, see “Business—License Agreements with Columbia University”. Dr. Friesner, the William P. Schweitzer Professor of Chemistry at Columbia University and the principal investigator of the Friesner Research Group, a research laboratory within the Department of Chemistry at Columbia University, and one of our co-founders and a member of our board of directors, was the inventor of certain of the technologies licensed to us pursuant to certain of our license agreements with Columbia University. Columbia University distributes a portion of the royalties we pay to it pursuant to such license agreements to Dr. Friesner and to Dr. Friesner’s laboratory at Columbia University. Columbia University distributed $92,722, $138,047 and $349,318 to Dr. Friesner on account of royalties we paid to Columbia University in 2017, 2018 and 2019, respectively. Columbia University distributed $151,966, $218,244 and $622,290 to Dr. Friesner’s laboratory on account of royalties we paid to Columbia University in 2017, 2018 and 2019, respectively.

Gift to Columbia University for Richard Friesner’s Laboratory

On May 31, 2019, we entered into a letter agreement with the Trustees of Columbia University in the City of New York, or the Trustees of Columbia University, pursuant to which we agreed to provide a gift of up to $1,500,000, in five annual installments of $300,000 beginning on June 30, 2019, to the Trustees of Columbia University to establish the Computational Chemistry & Pharmaceutical Sciences Research Fund at Columbia University. Such gift will be used to support Dr. Friesner’s laboratory at Columbia University. As of the date hereof, we have provided $600,000 of the $1,500,000 gift to the Trustees of Columbia University.

Relationship with Gates Ventures, LLC

We entered into an agreement with Gates Ventures, LLC, effective as of June 23, 2020, in connection with a research project to develop an atomistic simulation platform that is capable of modeling key chemical processes

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controlling the performance of active materials in an operating battery. As of the date hereof, we have received $1.0 million pursuant to the agreement, and we are entitled to receive additional $1.0 million payments on or around the first and second anniversary of our entry into the agreement, subject to us providing certain progress reports to the Trustees of Columbia University in the City of New York. Gates Ventures, LLC is controlled by William H. Gates III, who may be deemed to be the beneficial owner of more than 5% of our voting securities.

Relationship with David Shaw

Services Agreement with D. E. Shaw India Private Limited

Schrödinger, LLC, our wholly owned subsidiary, is party to a services agreement, dated as of June 25, 2013 and effective as of January 1, 2013, with D. E. Shaw India Private Limited (f/k/a D. E. Shaw India Software Private Limited), or DESIS. DESIS is wholly owned by D. E. Shaw & Co., L.P., or DESCO LP. David E. Shaw, who is a beneficial owner of more than 5% of our voting securities, is a limited partner of DESCO LP and the president and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP. Pursuant to the services agreement, DESIS provides a number of services to Schrödinger, LLC, including development and maintenance of software, support for technical and scientific research projects, programming, functional testing and validation of products and support for our data entry team. Schrödinger, LLC paid to DESIS $1,669,030, $1,790,410, $1,808,516, and $1,359,574 for such services in 2017, 2018, 2019, and 2020, respectively. In connection with the services agreement, Schrödinger, LLC also paid to DESCO LP $190,067, $267,410, $324,162, and $448,615 in 2017, 2018, 2019, and 2020, respectively, for certain indirect costs and expenses, including travel-related expenses, incurred by DESCO LP in connection with DESIS’s provision of services to us.

Agreements with D. E. Shaw Research LLC

From time to time, Schrödinger, LLC, our wholly owned subsidiary, has engaged in transactions with D. E. Shaw Research, LLC, or DESRES. David E. Shaw, who is a beneficial owner of more than 5% of our voting securities, is the chief scientist and a member of DESRES and the president and sole shareholder of D. E. Shaw & Co., II, Inc., the sole member of D. E. Shaw Technology Development, LLC, or DESTECH, which is the managing member of DESRES.

Schrödinger, LLC sold licenses to a number of our software products to DESRES in exchange for aggregate consideration of $243,400, $163,456, $147,328 in 2017, 2018, and 2019, respectively. From January 1, 2020 through the date hereof, Schrödinger, LLC sold licenses to a number of our software products to DESRES for aggregate consideration of $8,012.

On March 14, 2013, Schrödinger, LLC entered into a license and software development agreement with DESRES. Pursuant to the agreement, Schrödinger, LLC and DESRES agreed to develop and commercialize a software product, referred to as the Desmond/GPU Product, which combines certain of our software with certain DESRES software related to molecular simulation in connection with graphic processing units, which we refer to as the GPU DESRES Software. Under the agreement, Schrödinger, LLC and DESRES license each other’s software so as to enable (i) Schrödinger, LLC and DESRES to market and distribute the Desmond/GPU Product and (ii) Schrödinger, LLC to market and distribute any of our other products, or the Other Schrödinger Products, incorporating or statically or dynamically linking to any portion of the GPU DESRES Software. Schrödinger, LLC pays to DESRES a royalty equal to a low double-digit percentage of annual payments received by Schrödinger, LLC for licensing, leasing, renting or providing maintenance on the Desmond/GPU Product and any Other Schrödinger Product. Such royalties are calculated on a graduated basis and are payable in perpetuity. In addition, in the event Schrödinger, LLC performs services using the Desmond/GPU Product or Other Schrödinger Products on behalf of or in collaboration with third parties, Schrödinger, LLC pays to DESRES a single-digit royalty on the services fees that directly relate to such usage. Schrödinger, LLC paid to DESRES

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$719,471, $981,500, $1,880,209, and $1,923,932 in royalties in 2017, 2018, 2019, and 2020, respectively. To the extent DESRES were to commercially market or distribute the Desmond/GPU Product, we would be entitled to a royalty equal to a mid-double digit percentage of annual payments received by DESRES for licensing, leasing, renting or providing maintenance on the Desmond/GPU Product. Such royalties are calculated on a graduated basis and are payable in perpetuity. DESRES does not currently commercially sell or license the Desmond/GPU Product, and as such, DESRES did not pay us any royalties from January 1, 2017 through the date hereof.

On May 20, 2014, Schrödinger, LLC entered into an amended and restated license and software development agreement with DESRES. Pursuant to the agreement, Schrödinger, LLC and DESRES agreed to develop and commercialize a software product, or the Software Product, which combines certain of our software with certain DESRES software related to molecular simulation for central processing units, or the DESRES Software. Under the agreement, Schrödinger, LLC and DESRES license each other’s software so as to enable (i) Schrödinger, LLC and DESRES to market and distribute the Software Product, and (ii) Schrödinger, LLC to market and distribute any of our other products, or the Other Schrödinger Software Products, incorporating or statically or dynamically linking to any portion of the DESRES Software. Schrödinger, LLC pays to DESRES a royalty equal to a low-double-digit percentage of annual payments received by Schrödinger, LLC for licensing, leasing, renting or providing maintenance on the Software Product and any Other Schrödinger Software Product. Such royalties are calculated on a graduated basis and are payable in perpetuity. In addition, in the event Schrödinger, LLC performs services using the Software Product or Other Schrödinger Software Products on behalf of or in collaboration with third parties, Schrödinger, LLC pays to DESRES a single-digit royalty on the services fees that directly relate to such usage. The royalties are graduated and are payable in perpetuity. Under the agreement, Schrödinger, LLC paid to DESRES $538,050, $591,796, $601,141, and $218,951 in aggregate royalties in 2017, 2018, 2019, and 2020, respectively. To the extent DESRES were to commercially market or distribute the Software Product, we would be entitled to a royalty equal to a mid double-digit percentage of annual payments received by DESRES for licensing, leasing, renting or providing maintenance on the Software Product. Such royalties are calculated on a graduated basis and are payable in perpetuity. DESRES does not currently commercially sell or license the Software Product, and as such, DESRES did not pay us any royalties from January 1, 2017 through the date hereof.

Under both license and software development agreements, Schrödinger, LLC provides certain maintenance and support services for end users using the software product under unpaid non-commercial licenses. In consideration of these maintenance and support services, DESRES paid to Schrödinger, LLC $48,586, $50,023, $51,544, and $13,042 in 2017, 2018, 2019, and 2020, respectively.

Charles Ardai, the managing director of DESTECH, previously served as a member of our board of directors. He resigned from our board of directors in October 2018.

Registration Rights

We are a party to an investor rights agreement with certain holders of our voting securities, including our 5% stockholders and their affiliates. This investor rights agreement provides these holders the right, subject to certain conditions, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

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Employment Arrangements

We have entered into employment agreements with our executive officers. For more information regarding the agreements with our named executive officers, see the section entitled “Executive Compensation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is incorporated by reference herein.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement, or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement, or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief legal officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose, and the potential benefits to us, of the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where

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the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to our initial public offering in February 2020. Nevertheless, with respect to such transactions, it was the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2020 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our capital stock; and

•	the selling stockholder, which is indicated by the stockholder shown as having shares listed in the column “Shares of Common Stock Being Offered.”

The columns entitled “Percentage of Shares Beneficially Owned—Before Offering” are based on a total of 50,139,639 shares of our common stock and 13,164,193 shares of our limited common stock outstanding as of June 30, 2020. The columns entitled “Percentage of Shares Beneficially Owned—After Offering” are based on                shares of our common stock and 13,164,193 shares our limited common stock to be outstanding after this offering, including the                shares of our common stock that we are selling in this offering and the                shares of our common stock that the selling stockholder is selling in this offering, but not including any additional shares issuable pursuant to the underwriters’ option to purchase additional shares in this offering or any additional shares issuable upon exercise of outstanding options. The table below does not reflect any potential purchases by our existing stockholders in this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes voting or investment power with respect to our common stock and limited common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after June 30, 2020 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the shares of our common stock and limited common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Schrödinger, Inc., 120 West 45th Street, 17th Floor, New York, New York 10036.

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	Number of Shares Beneficially Owned - Before Offering		Percentage of Shares Beneficially Owned - Before Offering			Number of Shares Beneficially Owned - After Offering		Percentage of Shares Beneficially Owned - After Offering
Name of Beneficial Owner	Common Stock	Limited Common Stock	Common Stock	Limited Common Stock	Shares of Common Stock Being Offered	Common Stock	Limited Common Stock	Common Stock	Limited Common Stock
5% Stockholders
Bill & Melinda Gates Foundation Trust (1)	6,981,664	13,164,193	13.9%	100%					100%
Entities affiliated with David E. Shaw (2)	16,496,156	—	32.9	—			—		—
Directors and Named Executive Officers
Ramy Farid (3)	694,224	—	1.4	—			—		—
Yvonne Tran (4)	99,650	—	*	—			—		—
Cony D’Cruz (5)	220,047	—	*	—			—		—
Michael Lynton (6)	51,837	—	*	—			—		—
Jeffrey Chodakewitz	—	—	*	—			—		—
Richard A. Friesner (7)	2,020,902	—	4.0	—			—		—
Gary Ginsberg	—	—	*	—			—		—
Rosana Kapeller-Libermann (8)	21,180	—	*	—			—		—
Gary Sender (9)	10,869	—	*	—			—		—
Nancy Thornberry	—	—	*	—			—		—
Timothy M. Wright	—	—	*	—			—		—
All executive officers and directors as a group (18 persons) (10)	3,827,731	—	7.5	—			—		—%

*	Less than one percent

(1)

Based solely on a Form 4 filed by the Bill & Melinda Gates Foundation Trust, or the Trust, on February 12, 2020. Consists of (i) 6,981,664 shares of common stock held by the Trust, and (ii) 13,164,193 shares of limited common stock held by the Trust. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust. The address of the Trust is 2365 Carillon Point, Kirkland, Washington 98033.

(2)

Based solely on a Form 4 filed jointly by David E. Shaw and Schrodinger Equity Holdings, LLC on February 10, 2020. Consists of (i) 14,890,845 shares of common stock held by Schrodinger Equity Holdings, LLC, (ii) 1,133,158 shares of common stock held by D. E. Shaw & Co., L.P., (iii) 467,889 shares of common stock held by D. E. Shaw Valence Portfolios, L.L.C., and (iv) 4,264 shares of common stock held by D. E. Shaw Technology Development, LLC. By virtue of David E. Shaw’s position as the manager of Schrodinger Equity Holdings, LLC, and by virtue of David E. Shaw’s position as president and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw’s position as president and sole shareholder of D. E. Shaw & Co. II, Inc., which is the sole member of D. E. Shaw Technology Development, LLC and the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the shares held by Schrodinger Equity Holdings, LLC, D. E. Shaw & Co., L.P., D. E. Shaw Valence Portfolios, L.L.C., and D. E. Shaw Technology Development, LLC. The principal business address of Schrodinger Equity Holdings, LLC and D. E. Shaw Technology Development, LLC is 120 West 45th Street, 39th Floor, New York, New York 10036; the principal business address of D. E. Shaw & Co., L.P. and D. E. Shaw Valence Portfolios, L.L.C. is 1166 Avenue of the Americas, Ninth Floor, New York, New York 10036.

(3)

Consists of (i) 334,432 shares of common stock held by Dr. Farid and (ii) 359,792 shares of common stock underlying options held by Dr. Farid that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.

(4)

Consists of (i) 40,131 shares of common stock held by Ms. Tran and (ii) 59,519 shares of common stock underlying options held by Ms. Tran that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.

(5)

Consists of (i) 173,082 shares of common stock held by Cony and Pearl D’Cruz Revocable Trust dated August 20, 2019, and any amendments thereto, of which Mr. D’Cruz is a co-trustee, and (ii) 46,965 shares of common stock underlying options held by Mr. D’Cruz that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.

(6)	Consists of 51,837 shares of common stock underlying options held by Mr. Lynton that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(7)

Consists of (i) 1,105,450 shares of common stock held by Dr. Friesner, (ii) 754,925 shares of common stock held by RF 2018 GRAT, of which Dr. Friesner is trustee, and (iii) 160,527 shares of common stock underlying options held by Dr. Friesner that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date. Dr. Friesner has served as a member of our board of directors since August 1990, when he co-founded us. See “Transactions with Related Persons” for more information regarding Dr. Friesner.

(8)	Consists of 21,180 shares of common stock underlying options held by Dr. Kapeller-Libermann that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(9)	Consists of 10,869 shares of common stock underlying options held by Mr. Sender that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.
(10)	Consists of 2,747,132 shares of common stock and 1,080,599 shares of common stock underlying options that are exercisable as of June 30, 2020 or will become exercisable within 60 days after such date.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 500,000,000 shares of our common stock, par value $0.01 per share, 100,000,000 shares of our limited common stock, par value $0.01 per share and 10,000,000 shares of our preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

The actual number of stockholders is greater than the number of stockholders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of stockholders of record also does not include stockholders whose shares may be held in trust by other entities.

Common Stock and Limited Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of our limited common stock are entitled to one vote for each share of limited common stock held on all matters submitted to a vote of stockholders, except such holders of limited common stock are not entitled to vote any shares of limited common stock in any election of directors or on the removal of directors.

At all meetings of stockholders at which directors are to be elected, other than in a contested election, when a quorum is present the election of directors by our stockholders will be determined by majority voting, meaning each nominee will be elected to the board of directors if the votes cast “for” such nominee’s election by the stockholders entitled to vote exceed the votes cast “against” the nominee’s election, with abstentions and “broker non-votes” not counting as votes “for” or “against.” In a contested election, when a quorum is present the election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends and Distributions

Holders of common stock and limited common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any of our outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of our common stock and limited common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock.

Preemptive, Subscription, Redemption and Conversion Rights

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Holders of our limited common stock have no preemptive, subscription or redemption rights. Holders of our limited common stock have the right to convert each share of our limited common stock into one share of common stock at such holder’s election. The Bill & Melinda and Gates Foundation Trust, or the Trust, is party to an amended and restated share exchange agreement with us pursuant to which the Trust is entitled to exchange each share of common stock held by the Trust into one share of limited common stock at the Trust’s election. See “Transactions with Related Persons” for more information with respect to this agreement.

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The rights, preferences and privileges of holders of our common stock and limited common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws provide that until the first date on which the Bill & Melinda Gates Foundation Trust, Schrodinger Equity Holdings, LLC, D. E. Shaw & Co., L.P., D. E. Shaw Technology Development, LLC and D. E. Shaw Valence Portfolios, L.L.C. and their respective successors and affiliates cease collectively to beneficially own (directly or indirectly) more than 40% of our outstanding shares of common stock and limited common stock, which date we refer to as the Trigger Date, any director may be removed at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding shares of common stock. On and after the Trigger Date, our directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of common stock. Under our certificate of incorporation and our bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

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Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws provide that:

•	any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting;

•

stockholders may not take action by written consent in lieu of a meeting, except that prior to the Trigger Date, the stockholders may act by written consent in lieu of a meeting for the sole purpose of removing a director with or without cause; and

•

except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors or by our secretary at the request of the holders of at least 25% of the outstanding shares of our common stock and limited common stock.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

The advance notice provisions in our bylaws could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities. Moreover, the prohibition on stockholder action by written consent except as noted above could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Exclusive Forum Selection

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. These choice of forum provisions do not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended, or the Securities Act, or the rules and regulations thereunder, the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. Although our certificate of incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Registration Rights

We have entered into an amended and restated investor rights agreement dated as of November 9, 2018, as amended on January 4, 2019 and April 8, 2019, or the investor rights agreement, with certain of our stockholders, pursuant to which they have the right to require us to register their shares under the Securities Act, under

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specified circumstances as more fully described below. We refer to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand and Form S-3 Registration Rights

Beginning after November 9, 2023, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of at least 33% of the then outstanding registrable securities may demand that we register the registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public, net of selling expenses, of at least $10.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 10% of the then outstanding registrable securities may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the anticipated aggregate offering price to the public, net of selling expenses, would be at least $1.0 million. We are not obligated to file a registration statement pursuant to this provision on more than one occasion in any 12-month period preceding the request.

Incidental Registration Rights

If we propose to register for our own account, or for the account of one or more of our stockholders, any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our best efforts to register all or a portion of the registrable securities then requested to be included in such registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our investor rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form and use our best efforts to facilitate such offering.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses, not to exceed $30,000, of one counsel selected by the selling holders of registrable securities to represent the selling holders of registrable securities, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions, stock transfer taxes applicable to the sale of any registrable securities, and the fees and expenses of the selling holders’ own counsel (other than the counsel selected to represent all selling holders). If a registration is withdrawn at the request of the stockholders holding a majority of the registerable securities proposed to be registered initiating the registration, then the stockholders will bear the expenses of the registration, unless the holders of a majority of the registrable securities agree to forfeit, in the case of a Form S-1 demand registration, their right to one registration, or in the case of a Form S-3 registration, their right to request a registration for period of 12 months.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock and our limited common stock is Computershare Trust Company N.A.

Nasdaq Global Select Market

Our common stock has been publicly traded on the Nasdaq Global Select Market under the symbol “SDGR” since February 6, 2020. Our limited common stock is not listed or traded on any stock exchange.

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MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of shares of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons has authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are classified as pass-through entities for U.S. federal income tax purposes or persons who hold shares of our common stock through partnerships or such other pass-through entities. The tax treatment of a partner in a partnership or other entity or arrangement that is classified as a pass-through entity for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity or arrangement that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, financial services entities, or other financial institutions;

•	real estate investment trusts;

•	brokers or dealers in securities;

•	tax exempt or governmental organizations;

•	pension plans;

•	persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation;

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•

owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to, or otherwise are required to, mark securities to market;

•	persons that hold more than 5% of our common stock, directly or indirectly (except to the extent specifically set forth below);

•	corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Distributions

We do not expect to pay cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “FATCA”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W8BEN or W8BENE (or successor form) to us and/or an applicable paying agent and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a properly executed IRS Form W8ECI (or applicable successor form) to us and/or an applicable paying agent certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income is taxed on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a

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corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on the non-U.S. holder’s sale, exchange, or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case, the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•

the non-U.S. holder is a nonresident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a “U.S. real property holding corporation” and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” only if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a “U.S. real property holding corporation” for U.S. federal income tax purposes, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of such individual’s death are considered U.S.-situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

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Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and, subject to the discussion below with respect to proposed U.S. Treasury Regulations excluding gross proceeds from such required withholding, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise excepted under FATCA.

Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018, under proposed U.S. Treasury Regulations withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

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The preceding discussion of material U.S. federal tax considerations is for information only. It is not, and is not intended to be, legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, estate, and non-U.S. income and other tax consequences of acquiring, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

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UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc., Jefferies LLC, and BMO Capital Markets Corp. are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Jefferies LLC
BMO Capital Markets Corp.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$
Underwriting discounts and commissions to be paid by:	$
Us	$
The selling stockholder	$
Proceeds, before expenses, to us	$
Proceeds, before expenses, to selling stockholder	$

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The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . The underwriters have agreed to reimburse us for certain expenses related to this offering. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $                .

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “SDGR”.

We, all of our directors and executive officers and the selling stockholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Jefferies LLC, and BMO Capital Markets Corp., on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or limited common stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or limited common stock;

•

file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock or limited common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or limited common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Jefferies LLC, and BMO Capital Markets Corp., on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to our directors and executive officers and the selling stockholder with respect to:

•

transactions relating to shares of common stock or any other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (a) as a bona fide gift, including to a charitable organization or educational institution in a transfer not involving the payment of consideration in exchange for such transfer; (b) to any member of the immediate family of such person or any trust for the direct or indirect benefit of such person or the immediate family of such person in a transaction not involving a disposition for value; (c) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by such person or the immediate family of such person; (d) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person upon the death of such person; (e) in connection with a divorce settlement or solely by operation of law pursuant to a qualified domestic relations order; or (f) to general or limited partners, members or stockholders of such person, its direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act) or to an investment fund or other entity that controls or manages, or is under common control with, such person; provided that (i) each transferee, donee or distributee signs and delivers a lock-up agreement to

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the representatives; and (ii) no public announcement is made and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock, is required or voluntarily made during the restricted period (other than, in the case of a transfer or other disposition pursuant to clause (b), (d) or (e) above, any Form 4 or Form 5 required to be filed under the Exchange Act if such person is subject to Section 16 reporting with respect to us under the Exchange Act and any such filing indicates by footnote disclosure or otherwise the nature of the transfer or disposition);

•

transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to any contractual arrangement in effect on the date such person entered into the lock-up agreement and as disclosed to the underwriters that provides for the repurchase of such person’s common stock or other securities by us or in connection with the termination of such person’s employment with or service to us; provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock is required or voluntarily made during the restricted period (other than any Form 4 or Form 5 required to be filed under the Exchange Act if such person is subject to Section 16 reporting with respect to us under the Exchange Act and any such filing indicates by footnote disclosure or otherwise the nature of the transfer or disposition);

•

the exercise of stock options to purchase shares of common stock granted under any equity incentive plan described in this prospectus and any related transfer to us of shares of common stock, including by way of “net” or “cashless” exercise solely to cover withholding tax obligations and any transfer to us for payment of taxes; provided that any shares received upon exercise of such options are subject to the same restrictions, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock is required or voluntarily made during the restricted period (other than a filing on Form 4 that reports such disposition under the transaction code “F”);

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer or disposition of shares of common stock, provided that (a) such plan does not provide for the transfer or disposition of common stock during the restricted period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or disposition of common stock may be made under such plan during the restricted period;

•

transfers or dispositions of shares of common stock under a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer or disposition of shares of common stock that is existing as of the date such person entered into the lock-up agreement; or

•

(a) transfers of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock pursuant to a bona fide third-party tender offer for shares of our capital stock made to all holders of our securities, merger, consolidation, or other similar transaction approved by our board of directors the result of which is that any person (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting stock and (b) entry into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of common stock or such other securities in connection with a transaction described in (a), provided that in the event that such change of control transaction is not completed, the common stock or any security convertible into or exercisable or exchangeable for common stock owned by such person will remain subject to the same restrictions.

The restrictions on transfers or other dispositions by us described above do not apply to:

•	the shares to be sold in this offering;

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•

the issuance by us of shares of common stock or securities convertible into or exercisable for shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and described in this prospectus;

•

the issuance by us of shares of common stock or limited common stock upon the exchange of any security exchangeable therefor or the conversion of any security therefor pursuant to a contractual arrangement or other right described in this prospectus, provided that each recipient of such shares executes and delivers a lock-up agreement;

•

facilitating the establishment of a trading plan on behalf of one of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and, to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

the grant of any options to purchase shares of common stock or other awards granted under a stock incentive plan or stock purchase plan described in this prospectus, and the issuance by us of shares of common stock upon the exercise thereof, provided that each recipient of such grant executes and delivers a lock-up agreement;

•

our filing of any registration statement on Form S-8 or a successor form relating to the shares of common stock granted pursuant to or reserved for issuance under a stock incentive plan or stock purchase plan described in this prospectus; or

•

shares of common stock or other securities issued in connection with a transaction with an unaffiliated third party that includes a debt financing or a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements, or intellectual property license agreements) or any acquisition of assets or acquisition of not less than a majority or controlling portion of the equity of another entity, provided that (1) the aggregate number of shares issued does not exceed 5% of the total number of outstanding shares of our common stock immediately following the closing of this offering and (2) the recipient of any such shares during the restricted period enters into a lock-up agreement.

Morgan Stanley & Co. LLC, BofA Securities, Inc., Jefferies LLC, and BMO Capital Markets Corp., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

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Pursuant to 17 C.F.R. § 200.83

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, certain of the underwriters also served as underwriters in our initial public offering in February 2020.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any

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shares of our common stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock. Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan,

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including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures, and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in

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Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts is acting as counsel for us in connection with this offering. The validity of the shares of common stock offered hereby is being passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware. Cooley LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Schrödinger, Inc. as of December 31, 2019 and 2018, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 financial statements refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock we and the selling stockholder are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules, and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement, or document.

The SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may also access these filings, along with future reports, proxy statements and other information about us, at the SEC’s Internet website. We also maintain a website at www.schrodinger.com where these materials are available. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 that we filed with the SEC on March 16, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 that we filed with the SEC on May 13, 2020 and , 2020, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 10, 2020 and May 4, 2020; and

•

the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 31, 2020, including any amendments or reports filed for the purpose of updating such description.

The SEC file number for each of the documents listed above is 001-39206.

In addition, all reports and other documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial filing of the registration statement and prior to effectiveness of the registration statement, and until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K) shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting:

Schrödinger, Inc.

120 West 45th Street, 17th Floor

New York, New York 10036

(212) 295-5800

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             Shares

Common Stock

Prospectus

MORGAN STANLEY

BofA SECURITIES

JEFFERIES

BMO CAPITAL MARKETS

                    , 2020

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit, or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve,

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at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we have entered into indemnification agreements with all of our executive officers and directors. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we entered into in connection with our initial public offering with the underwriters for that offering provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, shares of limited common stock, shares of our preferred stock and stock options granted by us within the past three years that were not registered

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under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Preferred Stock

On November 9, 2018, we issued and sold 53,669,659 shares of our Series E preferred stock to six investors at a price per share of $1.4906 in cash, for an aggregate purchase price of $79,999,993.74.

On January 4, 2019, we issued and sold 3,354,353 shares of our Series E preferred stock to one investor at a price per share of $1.4906 in cash, for an aggregate purchase price of $4,999,998.59.

On April 8, 2019, we issued and sold 3,689,788 shares of our Series E preferred stock to two investors at a price per share of $1.4906 in cash, for an aggregate purchase price of $5,499,998.01.

On April 26, 2019, we issued and sold 8,268,481 shares of our Series E preferred stock to three investors at a price per share of $1.4906 in cash, for an aggregate purchase price of $12,324,997.79.

On May 6, 2019, we issued and sold 3,354,353 shares of our Series E preferred stock to one investor at a price per share of $1.4906 in cash, for an aggregate purchase price of $4,999,998.59.

On May 14, 2019, we issued and sold 1,459,143 shares of our Series E preferred stock to one investor at a price per share of $1.4906 in cash, for an aggregate purchase price of $2,174,998.56.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants and Exercises

Between July 30, 2017 and July 30, 2020, we granted options to purchase an aggregate of 3,128,071 shares of common stock, with exercise prices ranging from $2.92 to $11.52 per share, to our employees, directors, advisors and consultants pursuant to our 2010 Stock Plan.

Between July 30, 2017 and July 30, 2020, we issued 1,635,902 shares of our common stock upon the exercise of stock options outstanding under our 2002 Stock Incentive Plan and our 2010 Stock Plan for aggregate consideration of $2,528,379.

The stock options and the shares of common stock issued upon the exercise of stock options described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, advisors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

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(c) Issuances of Common Stock and Limited Common Stock upon Conversion of Preferred Stock

On February 10, 2020, in connection with the closing of our initial public offering of our common stock, (i) 98,406,823 shares of our preferred stock were voluntarily exchanged for an aggregate of 13,164,193 shares of our limited common stock and (ii) 226,344,686 shares of our preferred stock automatically converted into an aggregate of 30,278,832 shares of our common stock. The conversion of preferred stock into common stock occurred in accordance with the terms of our certificate of incorporation and did not constitute a sale for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number		Description of Exhibit	Incorporated by Reference herein from Form or Schedule	File No.	Exhibit	Filing Date	Filed Herewith

1.1	*	Form of Underwriting Agreement

3.1		Restated Certificate of Incorporation	8-K	001-39206	3.1	2/10/2020

3.2		Amended and Restated Bylaws	8-K	001-39206	3.2	2/10/2020

4.1		Specimen Stock Certificate evidencing the shares of common stock	S-1/A	333-235890	4.1	1/27/2020

4.2		Amended and Restated Share Exchange Agreement, dated January 24, 2020, by and between the Registrant and Bill & Melinda Gates Foundation Trust	S-1/A	333-235890	4.2	1/27/2020

5.1	*	Opinion of Richards, Layton & Finger, P.A.

10.1		Amended and Restated Investors’ Rights Agreement, dated as of November 9, 2018, by and among the Registrant and the other parties thereto, as amended	S-1/A	333-235890	10.1	1/27/2020

10.2		2010 Stock Plan, as amended	S-1	333-235890	10.2	1/10/2020

10.3		Form of Notice of Stock Option Grant and Stock Option Agreement under 2010 Stock Plan	S-1	333-235890	10.3	1/10/2020

10.4		2020 Equity Incentive Plan	S-1/A	333-235890	10.4	1/27/2020

10.5		Form of Stock Option Agreement and Form of Restricted Stock Unit Agreement under the 2020 Equity Incentive Plan	S-1/A	333-235890	10.5	1/27/2020

10.6		2020 Employee Stock Purchase Plan	S-1/A	333-235890	10.6	1/27/2020

10.7		Director Compensation Policy	S-1/A	333-235890	10.7	1/27/2020

10.8		Senior Executive Incentive Compensation Plan	S-1	333-235890	10.8	1/10/2020

10.9		Executive Severance and Change in Control Benefits Plan	S-1	333-235890	10.9	1/10/2020

10.10		Employment Agreement, dated May 11, 2010, by and between the Registrant and Ramy Farid	S-1	333-235890	10.10	1/10/2020

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Exhibit Number		Description of Exhibit	Incorporated by Reference herein from Form or Schedule	File No.	Exhibit	Filing Date	Filed Herewith

10.11		Employment Agreement, dated November 14, 2018, by and between the Registrant and Joel Lebowitz	S-1	333-235890	10.11	1/10/2020

10.12		Employment Agreement, dated April 15, 2013, by and between the Registrant and Cony D’Cruz	S-1	333-235890	10.12	1/10/2020

10.13		Managing Director Agreement, dated October 1, 2002, by and between Schrödinger GmbH and Jörg Weiser	S-1	333-235890	10.13	1/10/2020

10.14		Employment Agreement, dated May 14, 2018, by and between the Registrant and Karen Akinsanya	S-1	333-235890	10.14	1/10/2020

10.15		Employment Agreement, dated February 22, 2017, by and between the Registrant and Jennifer Daniel	S-1	333-235890	10.15	1/10/2020

10.16		Employment Agreement, dated April 27, 2010, by and between the Registrant and Yvonne Tran	S-1	333-235890	10.16	1/10/2020

10.17		Employment Agreement, dated September 11, 2006, by and between the Registrant and Patrick Lorton	S-1	333-235890	10.17	1/10/2020

10.18		Employment Agreement, dated June 1, 2010, by and between the Registrant and Shane Brauner	S-1	333-235890	10.18	1/10/2020

10.19		Employment Agreement, dated March 9, 2009, by and between the Registrant and Robert Abel	S-1	333-235890	10.19	1/10/2020

10.20	*	Consultant Agreement, dated July 1, 1999, between the Registrant and Richard A. Friesner, as amended

10.21		Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors	S-1	333-235890	10.21	1/10/2020

10.22		Lease, dated July 8, 2009, between SLG Tower 45 LLC and Registrant, as amended	S-1	333-235890	10.22	1/10/2020

10.23		Lease, dated August 6, 2008, between One Main Place Portland – Oregon, Inc., Landlord, and Registrant, Tenant, as amended	S-1	333-235890	10.23	1/10/2020

10.24†		Agreement, dated as of May 5, 1994, between The Trustees of Columbia University in the City of New York and Registrant, as amended	S-1	333—235890	10.24	1/10/2020

10.25†		Agreement, dated as of July 15, 1998, between The Trustees of Columbia University in the City of New York and Registrant, as amended	S-1	333-235890	10.25	1/10/2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Schrödinger, Inc.

Pursuant to 17 C.F.R. § 200.83

Exhibit Number		Description of Exhibit	Incorporated by Reference herein from Form or Schedule	File No.	Exhibit	Filing Date	Filed Herewith

10.26†		Agreement, dated as of September 2001, between The Trustees of Columbia University in the City of New York and Schrödinger, LLC, as amended	S-1	333-235890	10.26	1/10/2020

10.27†		Agreement, dated as of June 19, 2003, between The Trustees of Columbia University in the City of New York and Schrödinger, LLC	S-1	333-235890	10.27	1/10/2020

10.28†		Software and Patent License Agreement, dated May 27, 2008, between The Trustees of Columbia University in the City of New York and Schrödinger, LLC	S-1	333-235890	10.28	1/10/2020

10.29†		Services Royalty Amendment, dated November 1, 2008, by and between The Trustees of Columbia University in the City of New York and Schrödinger, LLC	S-1	333-235890	10.29	1/10/2020

10.30†		Services Agreement, dated June 25, 2013, between D.E. Shaw India Software Private Limited and Schrödinger, LLC, as amended	S-1	333-235890	10.30	1/10/2020

10.31†		License and Software Development Agreement, dated March 14, 2013, by and between D. E. Shaw Research LLC and Schrödinger, LLC	S-1	333-235890	10.31	1/10/2020

10.32†		Amended and Restated License and Software Development Agreement, dated May 20, 2014, by and between D. E. Shaw Research, LLC and Schrödinger, LLC	S-1	333-235890	10.32	1/10/2020

10.33		Global Bonus Plan	S-1/A	333-235890	10.33	1/27/2020

10.34	*	Independent Contractor Agreement, dated June 23, 2020, by and between the Registrant and Gates Ventures, LLC

21.1		Subsidiaries of the Registrant	S-1	333-235890	21.1	1/10/2020

23.1	*	Consent of KPMG LLP, independent registered public accounting firm

23.2	*	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Schrödinger, Inc.

Pursuant to 17 C.F.R. § 200.83

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Schrödinger, Inc.

Pursuant to 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this      day of                 , 2020.

SCHRÖDINGER, INC.

By:	Ramy Farid, Ph.D. President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Schrödinger, Inc., hereby severally constitute and appoint Ramy Farid and Joel Lebowitz, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ramy Farid, Ph.D.	President and Chief Executive Officer, Director (Principal Executive Officer)	, 2020

Joel Lebowitz	Chief Financial Officer (Principal Financial Officer)	, 2020

Jenny Herman	Vice President, Controller (Principal Accounting Officer)	, 2020

Michael Lynton	Chairman of the Board	, 2020

Jeffrey Chodakewitz, M.D.	Director	, 2020

Richard Friesner, Ph.D.	Director	, 2020

Gary Ginsberg	Director	, 2020

FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by Schrödinger, Inc.

Pursuant to 17 C.F.R. § 200.83

Signature	Title	Date

Rosana Kapeller-Libermann, M.D., Ph.D.	Director	, 2020

Gary Sender	Director	, 2020

Nancy Thornberry	Director	, 2020

Timothy Wright, M.D.	Director	, 2020